Exhibit 2.1

EXECUTION VERSION

ARRANGEMENT AGREEMENT

BY AND BETWEEN

MITEL NETWORKS CORPORATION,

MLN ACQUISITIONCO ULC,

and

MLN TOPCO LTD.

April 23, 2018

i

ii

iii

ARRANGEMENT AGREEMENT

This ARRANGEMENT AGREEMENT (this “Agreement”) is made and entered into as of this 23rd day of April, 2018 by and between Mitel Networks Corporation, a Canadian corporation (the “Company”), MLN AcquisitionCo ULC, a British Columbia unlimited liability company (“Purchaser”) and MLN TopCo Ltd., a Cayman Islands exempted company (“Parent”). The Company, Parent and Purchaser are sometimes referred to in this Agreement as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, the parties intend that, pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the CBCA, among other things, Purchaser shall acquire all of the Shares.

WHEREAS, the Board has (a) determined that the Arrangement is fair to the Company Shareholders, (b) determined that it is advisable and in the best interests of the Company to enter into this Agreement, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (d) resolved to recommend approval of the Arrangement by the Company Shareholders.

WHEREAS, the Company has agreed upon the terms and subject to the conditions set forth herein (a) to submit the Arrangement Resolution to the Company Shareholders and the Company Warrant Holder for approval at the Company Meeting and (b) to submit the Arrangement to the Court for approval.

WHEREAS, the Board of Directors of Purchaser has approved this Agreement and declared it advisable for Purchaser to enter into this Agreement.

WHEREAS, the Company and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with the Arrangement and also to prescribe certain conditions to the Arrangement, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing provisions no less favorable to the Company in any material respect than those contained in the Confidentiality Agreement (without giving effect to the amendments set forth in Section 6.10), except that an Acceptable Confidentiality Agreement may omit provisions similar to those contained in Section 8 of the Confidentiality Agreement and may be modified as set forth in Section 1.1(a) of the Company Disclosure Letter.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons (other than Purchaser or its Affiliates) relating to (a) any direct or indirect acquisition, purchase, sale or disposition, in a single transaction or series of related transactions (by amalgamation, merger, plan of arrangement, or otherwise), of (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, or (ii) 20% or more of the outstanding Shares, (b) any direct or indirect tender offer, take-over bid, exchange offer or issuance that if consummated would result in such Person or group of Persons beneficially owning 20% or more of the outstanding Shares, or (c) any amalgamation, merger, plan of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in such Person or group of Persons beneficially owning (i) businesses or assets (including equity interests of Subsidiaries) with a fair market value equal to 20% or more of the fair market value of, or that constitutes 20% or more of the revenue or assets of, the Company and its Subsidiaries, taken as a whole, (ii) 20% or more of the outstanding Shares or (iii) in the case of such a transaction involving the Company (as opposed to its Subsidiaries) in which the Company is not the surviving entity, 20% or more of the total voting power of such surviving entity.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person; provided that, with respect to Parent and its Subsidiaries (including the Company and its Subsidiaries following the Closing), “Affiliate” shall not include any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Searchlight Capital Partners, L.P.; provided, further, that the preceding proviso shall not apply with respect to Section 3.9, Section 3.19, Section 4.5, Section 4.7, Section 6.1(b), Section 6.2(f) and the definition of “Purchaser Related Parties” and “Related Parties” and the uses of such terms in this Agreement. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anticorruption Laws” means the Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and any other anti-bribery or anticorruption Law in any jurisdiction applicable to the Company and its Subsidiaries.

“Applicable Courts” has the meaning set forth in Section 9.11(c).

“Arrangement Resolution” means a special resolution, substantially in the form of Exhibit A hereto.

“Arrangement” has the meaning set forth in the Recitals.

“Articles of Arrangement” has the meaning set forth in Section 2.2(d).

“Board” means the Board of Directors of the Company.

“Bump Transactions” has the meaning set forth in Section 6.14(c).

“Burdensome Condition” means any Regulatory Requirement that, individually or in the aggregate, would have, or would reasonably be expected to have, a Material Adverse Effect (except that the proviso in the definition of “Material Adverse Effect” shall be disregarded for purposes of this definition).

“Business Day” means any day other than the days on which banks in New York, New York or Ottawa, Ontario are required or authorized to close.

“Canadian Securities Administrators” has the meaning set forth in Section 3.9.

“Canadian Securities Laws” means the Canadian provincial or territorial securities laws and the rules, regulations and published policies thereunder.

“CBCA” means the Canada Business Corporations Act.

“Change” has the meaning set forth in the definition of “Material Adverse Effect” in this Section 1.1.

“Closing” has the meaning set forth in Section 2.7.

“Code” means the Internal Revenue Code of 1986.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or the Commissioner of Competition’s designee.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plan” has the meaning set forth in Section 3.13(a).

“Company Credit Agreement” means the Credit Agreement dated as of March 9, 2017 by and among the Company and Mitel U.S. Holdings, Inc., as the borrowers, the lenders named therein, Citizens Bank, N.A., as the administrative agent and issuing lender and the other parties thereto, as amended by the First Amendment thereto dated as of September 25, 2017, and as may be further amended from time to time in compliance with this Agreement.

“Company Disclosure Letter” has the meaning set forth in the preamble to Article III.

“Company Employees” means any current, former or retired director, officer, employee, officer, consultant or independent contractor of the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or a Subsidiary leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Meeting” has the meaning set forth in Section 6.1(a).

“Company Option” means any option, outstanding as of immediately prior to the Effective Time, exercisable to acquire one or more Shares from the Company.

“Company Proxy Statement” has the meaning set forth in Section 3.9.

“Company PSU” means any performance share unit outstanding as of immediately prior to the Effective Time that corresponds to one Share (or more or less than one Share).

“Company Registered IP” means the Registered IP owned by the Company or any of its Subsidiaries.

“Company Related Parties” has the meaning set forth in Section 8.2(h).

“Company Reports” has the meaning set forth in Section 3.7(a).

“Company RSU” means any restricted share unit outstanding as of immediately prior to the Effective Time that corresponds to one Share.

“Company Securities” has the meaning set forth in Section 3.5(b).

“Company Shareholder” means a registered and/or beneficial holder of Shares and, where the context so provides, includes joint holders of such Shares.

“Company Warrant Holder” means the holder of Company Warrants.

“Company Warrants” means the 2,478,325.73 warrants issued to the Company Warrant Holder, which upon exercise entitles the Company Warrant Holder to receive, for no consideration, one (1) Share for each Company Warrant.

“Competition Act” means the Competition Act (Canada).

“Competition Law” means the HSR Act, the Competition Act, FLN 135 and any other Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Competition Notification” has the meaning set forth in Section 6.2(a)(ii)(B).

“Compliant” means, with respect to any Required Information, that (a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading and (b) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in any of the Required Information.

“Confidentiality Agreement” means the Confidentiality Agreement by and between the Company and Searchlight Capital Partners, L.P., dated January 3, 2018, as amended by Section 6.10.

“Contract” has the meaning set forth in Section 3.4.

“Court” means the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto.

“Current Employee” has the meaning set forth in Section 6.7(a).

“Current Policy” has the meaning set forth in Section 6.5(b).

“Current Premium” has the meaning set forth in Section 6.5(b).

“Cut-Off Time” means the Go-Shop Period End Time; provided that, if the foregoing date would be a date that is during (x) a Notice Period with respect to the Company’s intention to terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to a Superior Proposal which was submitted by an Excluded Party at or prior to the Go-Shop Period End Time or (y) an Excluded Party Notice Period, then the Cut-Off Time shall be extended such that the date of the Cut-Off Time is the last day of the last Excluded Party Notice Period (which, for the avoidance of doubt, could result in the Cut-Off Time being extended on multiple occasions in connection with multiple Notice Periods and Excluded Party Notice Periods).

“Damages” has the meaning set forth in Section 6.5(a).

“Debt Financing Commitments” has the meaning set forth in Section 4.7.

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing contemplated by, or have otherwise entered into agreements in connection with, the Debt Financing Commitments or any alternative debt financings, if applicable, in connection with the Arrangement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, and their and their Affiliates’

current or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners and their successors and assigns.

“Debt Financing” has the meaning set forth in Section 4.7.

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in Article 4 pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties.

“Director” has the meaning set forth in Section 2.2(d).

“Dissent Rights” has the meaning set forth in Section 2.3(e).

“Effective Date” means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement.

“Effective Time” has the meaning ascribed to such term in the Plan of Arrangement.

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means (i) bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally and (ii) general equitable principles, whether enforceability is considered in a proceeding at law or equity.

“Enforcement Expenses” has the meaning set forth in Section 8.2(f).

“Environmental Laws” means all Laws that (a) regulate or relate to pollution, the protection or clean-up of the environment, occupational safety and health in respect of exposure to Hazardous Materials or the use, treatment, storage, transportation, handling, disposal or release of Hazardous Materials or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief) or standards of care with respect to any of the foregoing.

“Environmental Permit” means any Permit required under any applicable Environmental Law.

“Equity Commitment Letters” means the equity commitment letters, dated as of the date hereof, by and between Parent, on the one hand, and each other party to the applicable equity commitment letter, on the other hand.

“Equity Financing Sources” means the parties (other than Parent) to the Equity Commitment Letters.

“Equity Financing” has the meaning set forth in Section 4.7.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Party” means any Person or group of Persons that submitted a bona fide written Acquisition Proposal to the Company prior to the Go-Shop Period End Time that the Board determines, prior to the Go-Shop Period End Time, in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal (for the avoidance of doubt, in addition to making the determination contemplated by clause (B) of the first proviso to Section 6.4(e) prior to such time), provided that the Company commences, at or prior to the Go-Shop Period End Time, a Notice Period with respect to its intention to terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to such Superior Proposal); provided that any such Person or group of Persons shall cease to be an Excluded Party upon the earliest to occur of the following: (a) if at any time prior to the Cut-Off Time, such Person’s or group of Persons’ Acquisition Proposal is withdrawn, terminated or expires or the last Excluded Party Notice Period with respect to such Person or group of Persons expires; (b) in the case of a group, if (i) the Persons in such group as of the time such group submitted the Superior Proposal that most recently rendered such group an Excluded Party cease to constitute in the aggregate at least 75% of the equity financing (measured by each of voting power and value) of such group, provided that the remainder of such equity financing is to be provided by Persons who were themselves in a group of Persons that was an Excluded Party prior to the Go-Shop Period End Time or (ii) any Person becomes a member of such group following the Go-Shop Period End Time as a result of any initiation, solicitation, proposal, knowing encouragement, knowing facilitation or knowing assistance, in each case, to do so, of the Company, its Subsidiaries or their respective Representatives and (c) the Cut-Off Time.

“Excluded Party Notice Period” means, with respect to an Excluded Party, a period of four (4) Business Days commencing upon the expiration of the first Notice Period with respect to the Company’s intention to terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to a Superior Proposal which was submitted by such Excluded Party at or prior to the Go-Shop Period End Time, it being agreed that if a new Notice Period is commenced, at or before the expiration of such four (4) Business Day Period, with respect to the Company’s intention to terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to a material revision to such Superior Proposal, then a new Excluded Party Notice Period of two (2) Business Days shall commence upon the expiration of such new Notice Period (and another new Excluded Party Notice Period of two (2) Business Days shall commence upon the expiration of any further such new Notice Period that commences at or before the expiration of the prior Excluded Party Notice Period), it being understood that if any Excluded Party Notice Period expires without such a new Notice Period having been commenced at or before such expiration, there shall be no further Excluded Party Notice Periods with respect to such Excluded Party.

“Expense Reimbursement” has the meaning set forth in Section 8.2(d).

“FCC” means the Federal Communications Commission.

“Final Order” has the meaning set forth in Section 2.2(a).

“Financial Advisor” has the meaning set forth in Section 3.18.

“Financing Commitments” has the meaning set forth in Section 4.7.

“Financing” has the meaning set forth in Section 4.7.

“FLN 135” means Federal Law No.135-FZ dated 26 July 2006, “On Protection of Competition” (Russian Federation).

“GAAP” means U.S. generally accepted accounting principles.

“Go-Shop Period End Time” has the meaning set forth in Section 6.4(a).

“Governmental Authority” means any nation or government or any agency, public or regulatory authority, taxing authority, self-regulatory organization (including stock exchanges), instrumentality, department, commission, court, arbitrator (public or private), ministry, tribunal or board of any nation, government or political subdivision or delegated authority thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

“Guarantee” has the meaning set forth in Section 4.8.

“Guarantors” has the meaning set forth in Section 4.8.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person (without duplication) (a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit and bankers’ acceptances, but only to the extent drawn, (f) for Contracts relating to interest rate protection, swap agreements and collar agreements, and (g) under all guarantees with respect to indebtedness of another Person of a type described in clauses (a) through (f) above, whether as obligor, guarantor or otherwise.

“Indemnified Person” has the meaning set forth in Section 6.5(a).

“Intellectual Property” means any and all rights of the following types, which may exist under the Laws of any jurisdiction in the world: intellectual property rights, including trademarks, service marks, trade names, brand names, logos, trade dress and similar designations of source or origin (including any registrations or applications for registration, as well as common law rights in any of the foregoing), together with all goodwill related to the foregoing; patents (including any continuations, continuations in part, renewals, divisionals, provisionals, extensions and applications for any of the foregoing); copyrights (including any registrations and applications therefor and whether registered or unregistered) and works of authorship; Internet domain names; rights in computer programs and software (including source code, object code and executables) and documentation related thereto; rights in data and databases; trade secrets and other confidential information, including know-how, technology, proprietary processes, formulae, algorithms, models, user interfaces, inventions, discoveries, concepts, ideas, techniques, methods, methodologies, industrial property rights, research and development information and business plans.

“Interim Order” has the meaning set forth in Section 2.2(a).

“Intervening Event” means any effect, fact, development, circumstance, event, occurrence or change that (a) is material to the Company and its Subsidiaries, taken as a whole, (b) is first arising or occurring after the date of this Agreement, (c) was unknown to, and was not reasonably foreseeable by, the Board as of the date of this Agreement and (d) does not relate to (i) any Acquisition Proposal or (ii) the Changes described in clause (d) of the definition of “Material Adverse Effect;” provided that the underlying cause of any such Change referenced in this clause (d)(ii) may be considered in determining whether an Intervening Event has occurred.

“ITA” means the Income Tax Act (Canada).

“Knowledge” means (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the Persons set forth in Section 1.1(b) of the Company Disclosure Letter and (b) with respect to the Purchaser and Parent, the actual knowledge, after reasonable inquiry, of Andrew S. Frey and Adam J. Reiss.

“Law” means applicable statutes, common laws, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Governmental Authority.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset.

“Marketing Period” means the first period of 17 consecutive Business Days after the date of this Agreement and throughout and on the last day of which (a) Purchaser shall have the Required Information, and such Required Information is and remains Compliant, and (b) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 not to be satisfied assuming the Closing were to be scheduled for any time during such consecutive 17-Business Day period; provided, that, the Marketing Period shall not commence prior to the date on which the Company Proxy Statement is mailed to the holders of Shares pursuant to Section 6.1; provided, further, that if, as of the time of such mailing,

Purchaser concludes in its good faith judgment (after consultation with the Company and regulatory counsel) that any of the conditions set forth in Sections 7.1(c) or (d) (in the case of (d), only if the Restraint relates to Competition Laws or Telecom Approvals) will not be satisfied as of September 30, 2018, then the Marketing Period shall not commence prior to September 4, 2018; provided, further, the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 17-Business Day period, (i) the Required Information ceases to be Compliant for any reason, in which case the Marketing Period will not be deemed to commence until Purchaser has received all of the Required Information and all of such Required Information is and remains Compliant throughout the Marketing Period, (ii) the Company shall have announced any intention to restate any financial statements included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will not be deemed to commence at the earliest unless and until such restatement has been completed and the applicable financial statements have been amended or the Company has announced that it has concluded that no restatement is required, (iii) the Company shall have failed to file (A) any quarterly or annual report with the SEC when due, in which case the Marketing Period will not be deemed to commence unless and until all such reports have been filed or (B) any current report on Form 8-K with the SEC when due, in which case the Marketing Period will be tolled until such current report has been filed, provided that if the failure to file such current report occurs during the final two (2) Business Days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period will be no earlier than the second (2nd) Business Day after such report has been filed; or (iv) the financial statements included in the Required Information that are available to Purchaser on the first day of any such 17-Business Day period would not be sufficiently current on any day during such 17-Business Day period to permit the Company’s independent auditors to issue a customary comfort letter to the Debt Financing Sources (in accordance with its customary practices and procedures) on the last day of the 17-Business Day period, in which case the Marketing Period shall commence upon Purchaser receiving updated Required Information that would be sufficiently current to permit the actions described in this clause (iv) on the last day of such new 17-Business Day period; provided that (i) none of May 28, 2018, July 4, 2018, July 5, 2018, November 22, 2018 or November 23, 2018 shall be considered a Business Day for purposes of calculating such period, (ii) if such period shall not have been completed prior to August 20, 2018, then such period shall not commence prior to September 4, 2018 and (iii) if such period shall not have been completed prior to December 24, 2018, then such period shall not commence prior to January 2, 2019.

“Material Adverse Effect” means any effect, fact, development, circumstance, event, occurrence or change (each, a “Change”) that, together with all other Changes, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, a Material Adverse Effect: (a) Changes in general economic or political conditions or in the financial, credit or securities markets; (b) Changes generally affecting, the industries in which the Company and its Subsidiaries operate; (c) failure of the Company to meet internal or external projections, forecasts or revenue or earnings predictions for any period (provided that the underlying causes of such failures shall not be excluded); (d) Changes in the price or trading volume of the Shares in and of itself (provided that the underlying causes of such

Changes shall not be excluded); (e) Changes that result from the announcement of this Agreement or the transactions contemplated hereby or the identity of Purchaser or any of its Affiliates as the acquiror of the Company, including the loss of employees or customers (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (f) compliance with the express terms of, or the taking of any action expressly required by, this Agreement or consented to or requested by Purchaser in writing (other than for purposes of any representation or warranty addressing the effect of the announcement, execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including the Arrangement); (g) acts of terrorism or war; (h) Changes in GAAP or the authoritative interpretation thereof after the date hereof; (i) Changes in Law or the authoritative interpretation thereof after the date hereof; or (j) Changes in currency exchange or interest rates, except, in the case of clauses (a), (b), (g), (h), (i) and (j), to the extent such Changes referred to therein have or would be reasonably expected to have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Material Contract” has the meaning set forth in Section 3.22(a).

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.

“NASDAQ” means the NASDAQ Global Select Market.

“No Action Letter” means written confirmation from the Commissioner of Competition that the Commissioner of Competition does not, at that time, intend to make an application under Section 92 of the Competition Act.

“Notice Period” has the meaning set forth in Section 6.4(e)(i).

“OFAC” has the meaning set forth in Section 3.14(f)(i).

“Organizational Documents” has the meaning set forth in Section 2.3(d).

“Parent” has the meaning set forth in the Preamble.

“Payoff Letter” has the meaning set forth in Section 6.9.

“Permits” means any licenses, franchises, permits, waivers, notices, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to, or necessary for the ownership of the assets or conduct of the business of, the Company or its Subsidiaries.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other similar Liens or security interests arising in the ordinary course of business that are not material, individually or in the aggregate; (c) Liens imposed by applicable Law with respect to real property and improvements that arise in the ordinary course of business and do not materially impair the existing use of the subject real property and improvements; (d) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations arising in the ordinary course of business, that are not material, individually or in the aggregate; (e) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case arising in the ordinary course of business that are not material, individually or in the aggregate; (f) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (g) Liens the existence of which are specifically disclosed in the notes to the consolidated financial statements of the Company included in any SEC Report filed prior to the date hereof; (h) licenses of Intellectual Property entered into in the ordinary course of business; (i) any other Liens that do not secure a liquidated amount or debt for borrowed money, that have been incurred or suffered in the ordinary course of business and that could not, individually or in the aggregate, have a material effect on the Company and its Subsidiaries, taken as a whole; and (j) Liens created pursuant to the Company Credit Agreement and any related security documents.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof.

“Plan of Arrangement” has the meaning set forth in Section 2.2(a).

“Preferred Shares” has the meaning set forth in Section 3.5(a).

“Privacy and Security Requirements” means all applicable Laws related to data privacy and data security and data privacy and security policies of the Company and its Subsidiaries.

“Proceeding” has the meaning set forth in Section 3.11.

“Purchaser Plan” has the meaning set forth in Section 6.7(a).

“Purchaser Related Parties” has the meaning set forth in Section 8.2(g).

“Purchaser Termination Fee” means $84,690,000.

“Purchaser” has the meaning set forth in the Preamble.

“Recommendation Withdrawal” has the meaning set forth in Section 6.4(e).

“Recommendation” has the meaning set forth in Section 6.1(a).

“Registered IP” means all United States, international and foreign (a) issued patents and applications for patents, (b) registered trademarks and service marks and applications to register trademarks and service marks (including intent-to-use applications), (c) registered copyrights and applications for copyrights, (d) registered mask works and applications to register mask works and (e) domain name registrations and social media account identifiers.

“Regulatory Requirement” has the meaning set forth in Section 6.2(d)(i).

“Reimbursement Obligations” has the meaning set forth in Section 6.8(a).

“Related Parties”, with respect to a party, means the Company Related Parties or Purchaser Related Parties, as the case may be.

“Reorganization Transaction” has the meaning set forth in Section 6.14(a).

“Representatives” has the meaning set forth in Section 6.4(a).

“Required Information” means financial statements, audit reports and other information regarding the Company and its Subsidiaries and its and their respective businesses and properties as required in the Debt Financing Commitments, including (a) the financial statements regarding the Company and its Subsidiaries specified in paragraph 4 of Exhibit D of the Debt Financing Commitments (or any analogous section in any amendment, restatement, replacement, supplement or other modification thereto) and (b) all financial and other information regarding the Company and its Subsidiaries necessary to permit Purchaser to prepare the pro forma financial information specified in paragraph 3 of Exhibit D of the Debt Financing Commitments (or any analogous section in any amendment, restatement, replacement, supplement or other modification thereto).

“Requisite Vote” has the meaning set forth in Section 2.3(b).

“Restraint” has the meaning set forth in Section 7.1(d).

“Restricted Parties” has the meaning set forth in Section 3.14(f)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means, collectively, the Securities Act, the Exchange Act and Canadian Securities Laws.

“Shares” means the issued and outstanding common shares in the capital of the Company.

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Board in good faith determines (after consultation with its outside counsel and financial advisors) (a) is more favorable from a financial point of view to the Company Shareholders (solely in their capacities as Company Shareholders) than the Arrangement and is reasonably capable of being consummated in accordance with its terms, in each case after taking into account all other relevant factors permitted by applicable Law (including regulatory, legal, financing, timing and other factors, all conditions included in such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal) and (b) is not subject to any diligence or financing condition; provided, that for purposes of the definition of “Superior Proposal”, the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority”.

“Takeover Laws” has the meaning set forth in Section 3.20.

“Tax Return” means any return, declaration, election, form, report, statement, information statement or other document filed or required to be filed with respect to Taxes, including any claims for refunds or estimates of Taxes, any information returns and any amendments, supplements, or schedules to any of the foregoing.

“Tax” means any and all national, supranational, federal, provincial, state, regional, local or municipal and other taxes, levies, excises, fees, assessments, imposts, duties, and other similar charges imposed by a Governmental Authority (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (i) taxes imposed on, or measured by gross or net income, franchise, profits, receipts, gains, windfalls, capital, production, or recapture and (ii) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), government pension plan premiums or contributions, unemployment, health, employee health, worker’s compensation, education, utility, severance, excise, stamp, occupation, premium, transfer taxes, land transfer taxes and customs duties.

“Telecom Approvals” has the meaning set forth in Section 7.1(c)(ii).

“Termination Fee” means $49,410,000, except that the Termination Fee shall be equal to $17,650,000 in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) in order to enter into a definitive agreement with an Excluded Party with respect to a Superior Proposal.

“Transaction Documents” means collectively, this Agreement, the Plan of Arrangement, the Guarantee, the Financing Commitments and any agreement or document contemplated to be delivered hereby or thereby.

“TSX” means The Toronto Stock Exchange.

“Willful and Material Breach” means a deliberate act or a deliberate failure to act by a party, which act or failure to act constitutes in and of itself a material breach of this Agreement by such party and which was undertaken with the knowledge of such party that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement.

Section 1.2 Other Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection. The listing of any matter on the Company Disclosure Letter shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Letter relating to any possible breach or violation by the Company of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication with respect to any of the foregoing. All disclosures in the Company Disclosure Letter are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissible against any party by any Person who is not a party, or give rise to any claim or benefit to any Person who is not a party.

(e) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(g) The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(h) Any reference to a party to this Agreement or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(i) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(j) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(k) A reference to any Contract shall include any modification, amendment or restatement thereof; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the Contract, as modified, amended or restated as of the date that such representation or warranty is made.

(l) If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(m) The phrases “made available” and “delivered,” when used in reference to anything made available to Purchaser prior to the execution of this Agreement, shall be deemed to mean uploaded to and made available to Purchaser in the online data room hosted on behalf of the Company under the name “Project Matador” or by email to the Purchaser or its counsel at the email addresses specified Section 9.1 prior to the time of execution of this Agreement.

(n) References to time are to local time in Ottawa, Ontario, and when computing any time period in this Agreement, the following rules shall apply:

(i) the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included; and

(ii) if such time period is not a number of Business Days, any day that is not a Business Day shall be included in the calculation of the time period; provided, however, if the day of the deadline or expiry of the time period falls on a day that is not a Business Day, the deadline or time period shall be extended to the next Business Day.

ARTICLE II

THE ARRANGEMENT

Section 2.1 Arrangement. The Company and Purchaser agree that the Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.2 Implementation Steps by the Company.

(a) As promptly as reasonably practicable after the date the SEC confirms its review of the Company Proxy Statement is substantially complete and after the Go-Shop Period End Time, the Company will (i) apply, in a manner reasonably acceptable to Purchaser, to the Court under Section 192 of the CBCA for an interim order (as such interim order may be amended, modified, varied or supplemented with the consent of the Company and Purchaser, the “Interim Order”) in respect of the Arrangement, as contemplated by Section 2.3, and will prepare, file and diligently pursue, in cooperation with the Purchaser, an application for, the Interim Order, (ii) apply in accordance with Section 2.2(c) for an order approving the Arrangement on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) substantially in the form of Exhibit B hereto (as such order may be amended, modified, supplemented or varied at any time prior to the Effective Time with the consent of the Company and Purchaser, or, if appealed, then unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided, that any such amendment is acceptable to the Company and the Purchaser, which acceptance shall not be unreasonably withheld, conditioned or delayed) on appeal at the direction of the Court, the “Final Order”), and (iii) in connection with the Company’s applications for the Interim Order and Final Order, the Company shall give notice to the Director in accordance with the Director’s Policy on Arrangements under Section 192 of the CBCA.

(b) The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 6.1(a), convene and hold the Company Meeting, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Purchaser acting reasonably).

(c) If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting, the Company shall, as soon as reasonably practicable take all steps necessary or desirable to (i) submit the Arrangement to the Court and diligently pursue the application to the Court for the Final Order approving the Arrangement and (ii) have the hearing before the Court of the application of the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable following the approval of the Arrangement Resolution at the Company Meeting.

(d) The Company shall, in accordance with Section 2.7 and subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing), send to the Director appointed pursuant to Section 260 of the CBCA (the “Director”), for endorsement by and filing with the Director, the articles of arrangement (the “Articles of Arrangement”, which Articles of Arrangement shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Purchaser, acting reasonably) and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

Section 2.3 Interim Order. The notice of motion for the Interim Order referred to in Section 2.2(a) shall request that the Interim Order provide:

(a) for the class or classes (if applicable) of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided (including the Company Shareholders and the Company Warrant Holder and, if required by applicable Law or the Interim Order, the holders of the Company Options, Company RSUs and Company PSUs);

(b) that the requisite approval for the Arrangement Resolution shall be (i) 66  2⁄3% of the votes cast on the Arrangement Resolution by Company Shareholders and the Company Warrant Holder (voting together as a single class) present in person or represented by proxy at the Company Meeting; and (ii) if required by MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, if any (together, the “Requisite Vote”);

(c) that, subject to Section 6.1(a), the Company Meeting may be adjourned or postponed from time to without the need for additional approval of the Court;

(d) that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Articles of Amalgamation or By-laws or equivalent organizational documents (the “Organizational Documents”) of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e) for the grant of the rights of dissent in respect of the Arrangement described in Article 5 of the Plan of Arrangement (the “Dissent Rights”);

(f) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g) confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order; and

(h) for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior written consent of the other, such consent not to be unreasonably withheld or delayed, and subject to approval by the Court.

Section 2.4 Company Proxy Statement.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser and otherwise in accordance with Section 6.1, the Company Proxy Statement (and any amendments thereto) together with any other documents required by applicable Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement. As promptly as reasonably practicable thereafter, but no earlier than obtaining the Interim Order, the Company shall cause the Company Proxy Statement and other documentation required in connection with the Company Meeting to be sent to each Company Shareholder and the Company Warrant Holder and any other Person as required by the Interim Order and applicable Law and to be filed with applicable Governmental Authorities, as required by the Interim Order and/or applicable Laws and in accordance with Section 6.1.

Section 2.5 Dissenting Shareholders. The Company shall give Purchaser prompt written notice of any written notice exercising or purporting to exercise Dissent Rights, withdrawals of the exercise of such rights and any other instruments given by any Company Shareholders pursuant to the CBCA and received by the Company in connection with the Arrangement or the Company Meeting. Purchaser shall have the right to (a) participate in all negotiations and proceedings with respect to the exercise of such Dissent Rights and (b) review and comment upon any written communications sent by or on behalf of the Company with respect to the exercise of such Dissent Rights. Without the prior written consent of Purchaser, the Company shall not settle, compromise or make any payment prior to the Effective Time with respect to any such rights (or purported exercise of such rights); offer to settle, compromise or make any payment prior to the Effective Time with respect to any such rights (or purported exercise of such rights); participate in any discussions with any Person (including such Person’s representatives) who exercises Dissent Rights (or purports to exercise Dissent Rights) with respect to any such rights (or purported rights); or commit to do any of the foregoing.

Section 2.6 Effects of the Arrangement on Shares, Company Options, Company RSUs, Company Warrants. Each Share, Company Option, Company RSU, Company PSU and Company Warrant, in each case that is outstanding as of immediately prior to the Effective Time, shall be dealt with as provided in the Plan of Arrangement. In furtherance of the foregoing, the Company shall take all actions contemplated by Section 6.12.

Section 2.7 Closing. The closing of the Arrangement and the other transactions contemplated hereby (the “Closing”) shall take place (a) by the exchange of documents by facsimile, PDF or other electronic means on the second Business Day after which the last to be fulfilled or, to the extent permitted by applicable Law, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be (and are capable of being) satisfied at the Closing, but subject to fulfillment or, to the extent permitted by applicable Law, waiver of those conditions at the Closing) shall be satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Purchaser may agree in writing; provided, however, that Purchaser shall not be required to consummate the Arrangement and the other transactions contemplated hereby prior to the later of (i) the earlier of (A) a date during the Marketing Period specified by Purchaser on no less than two (2) Business Days’ notice to the Company and (B) the third (3rd) Business Day after the end of the Marketing Period and (ii) completion of the Reorganization Transaction(s), if any (it being agreed that, notwithstanding anything to the contrary in this Agreement, the Reorganization Transaction(s), if any, will not, in the reasonable judgment of the Company, materially delay the Closing).

Section 2.8 Court Proceedings. Subject to the terms of this Agreement, Purchaser shall cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by Purchaser in connection therewith. The Company shall provide Purchaser and Purchaser’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser for inclusion in such material), and will give reasonable consideration to all such comments and will accept the reasonable comments of the Purchaser and its legal counsel with respect to any such materials. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.8 or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Purchaser to agree or consent to any increase in or variation in the form of consideration payable to the Company Shareholders, the Company Warrant Holder or the holders of the Company Options, Company RSUs or Company PSUs pursuant to the plan of Arrangement or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Purchaser and Purchaser’s legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on the Company in respect of the motion for the Interim Order or application for the Final Order (or any appeals therefrom), as well as any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, the Company shall not object to Purchaser or Purchaser’s legal counsel making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that the Company is advised as promptly as practicable of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Purchaser.

Section 2.9 Payment of Consideration. Prior to or substantially concurrently with the Effective Time, Purchaser will deposit, or cause to be deposited, with the Depositary sufficient funds to satisfy the aggregate consideration payable to the Company Shareholders and Company Warrant Holder pursuant to the terms of the Plan of Arrangement.

Section 2.10 Withholding Taxes. Purchaser, the Company, the Depositary and/or any other Person that has any withholding obligation with respect to any amount payable hereunder shall be entitled to deduct and withhold from any consideration or other amount payable or otherwise deliverable to any Person hereunder such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority.

Section 2.11 List of Holders. At the reasonable request of the Purchaser from time to time, the Company shall, as soon as reasonably practicable, provide the Purchaser with a list of the registered holders of Company Securities together with their addresses and respective holdings of Company Securities and a list of non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as the Purchaser may reasonably request.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the correspondingly numbered section of the disclosure letter delivered to Purchaser by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) all other representations and warranties of the Company that are contained in this Agreement if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent based on the content and context of such disclosure) or (b) other than for purposes of the representations and warranties set forth in Sections 3.1, 3.2, 3.5, 3.6, 3.18, 3.19 and 3.20, as disclosed in the Company Reports filed or furnished with the SEC or filed with the Canadian Securities Administrators on or after January 1, 2016 and prior to the date hereof (excluding (i) any disclosure in any risk factor section, (ii) any disclosure of risks included in any “forward-looking statements” disclaimer and (iii) any other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature), but only if, the nature and content of the applicable disclosure in such Company Reports is such that its applicability to a representation or warranty contained in this Article III would be reasonably apparent based on the content and context of such disclosure, the Company hereby represents and warrants to Purchaser and Parent that:

Section 3.1 Corporate Existence and Power. The Company is duly organized, and validly existing under the CBCA. The Company has all corporate power and authority required to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified has not had, and would not reasonably be expected to (x) have, individually or in the aggregate, a Material Adverse Effect or (y) individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. The Company is not in violation of its Organizational Documents, which are in full force and effect. The Company has made available to Purchaser true and complete copies of its Organizational Documents, in each case as amended through the date hereof.

Section 3.2 Corporate Authorization.

(a) The Company has the corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Requisite Vote and the Final Order, to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board. Except for the approval of the Arrangement by the Requisite Vote in accordance with the terms of the Interim Order, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Board at a duly held meeting has (i) determined that the Arrangement is fair to the Company Shareholders, (ii) determined that it is in the best interests of the Company to enter into this Agreement, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iv) resolved to recommend that the Company Shareholders approve the Arrangement Resolution and directed that such matter be submitted for consideration of the Company Shareholders at the Company Meeting. The only vote of the Company Shareholders or the Company Warrant Holder required to approve the Arrangement and the other transactions contemplated hereby is the Requisite Vote.

(b) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution and delivery of this Agreement by Purchaser, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 3.3 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) filings under the CBCA; (b) compliance with the applicable requirements of Competition Laws; (c) compliance with the applicable requirements of Securities Laws (including the filing of the Company Proxy Statement); (d) compliance with the applicable requirements of the rules and regulations of the NASDAQ and the TSX; (e) compliance with any applicable foreign, state or provincial securities or blue sky laws; (f) the Interim Order and Final Order; (g) consents, approvals and authorizations from the FCC, state public utility commissions and other similar Governmental Authorities having jurisdiction over the assets, business and operations of the Company and its Subsidiaries, in each case as listed in Section 3.3(g) of the Company Disclosure Letter; (h) the consents and/or notices listed in Section 3.3(h) of the Company Disclosure Letter; and (i) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, and would not reasonably be expected to, individually or in the aggregate, (x) have a Material Adverse Effect or (y) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 3.4 Non-Contravention. Except as set forth in Section 3.4 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this

Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or governing documents of the Company; (b) assuming compliance with the matters referenced in Section 3.3 and the receipt of the Requisite Vote, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company or any of its Subsidiaries, or result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries under any agreement, contract, loan or credit agreement, note, bond, mortgage, indenture, lease, license or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or its or any of their respective properties or assets are bound, except in the case of clauses (b) and (c) above, which would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect or (ii) prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 3.5 Capitalization. (a) The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares (the “Preferred Shares”). As of the second Business Day prior to the date hereof, there were (i) (A) 121,225,823 Shares issued and outstanding, and (B) no Preferred Shares issued and outstanding, (ii) Company Options issued and outstanding, exercisable to purchase an aggregate of 4,128,223 Shares, with a weighted average exercise price of $7.48 per Share, (iii) 5,638,798 Company RSUs issued and outstanding, (iv) Company PSUs issued and outstanding which upon vesting would be exchanged for 1,202,968 Shares (assuming the level of achievement of the applicable performance goals set forth in Section 3.1(d) of the Plan of Arrangement) and (v) Company Warrants issued and outstanding, exercisable to receive an aggregate of 2,478,325.73 Shares for no consideration. All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. No Subsidiaries of the Company own any Shares or other equity securities of the Company.

(b) Except (x) as set forth in the second sentence of Section 3.5(a) (including the Company Options, Company Warrants, Company RSUs, and Company PSUs referenced in the second sentence of Section 3.5(a)), (y) for the Shares that may be issued upon the exercise of such Company Options or Company Warrants or the vesting of such Company RSUs or Company PSUs and (z) securities or other interests owned by the Company or its wholly-owned Subsidiaries, there are no outstanding (i) shares of capital or other voting securities of the Company; (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital or voting securities of the Company; (iii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital, voting securities or securities convertible into or exchangeable for shares of capital or voting securities of the Company, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, “Company Securities”). Except as set forth in Section 3.5(b) of the Company Disclosure Letter or in respect of obligations owed to the Company or its wholly-owned Subsidiaries, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or any equity interests or securities convertible into or exchangeable for equity interests of any Subsidiary of the Company. There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Company Securities or any equity interests or securities convertible into or exchangeable for equity interests of any Subsidiary of the Company other than may be granted to the Company or its wholly-owned Subsidiaries. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries.

(c) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Company Shareholders may vote are outstanding.

Section 3.6 Subsidiaries.

(a) Section 3.6(a) of the Company Disclosure Letter sets forth a list of all of the Subsidiaries of the Company and for each such Subsidiary (i) its name and jurisdiction of organization, (ii) its form of organization and (iii) the holders of its equity ownership interests. Neither the Company nor any Subsidiary of the Company, directly or indirectly, owns any equity interest in any person other than the Subsidiaries of the Company.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, except where the failure to be so organized, existing and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. Each of the Company’s Subsidiaries has all corporate or similar power and authority required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to have such power and authority (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. Each of the Company’s Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so licensed or qualified (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (y) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated hereby. None of the Company’s Subsidiaries is in violation of its Organizational Documents, which are all in full force in effect, in any material respect. The Company has made available to Purchaser true and complete in all material respects copies of the Organizational Documents of each of its Subsidiaries, in each case as amended through the date hereof.

(c) Except as set forth in Section 3.6(c) of the Company Disclosure Letter, all equity interests of any Subsidiary of the Company held by the Company or any other Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive or similar rights, purchase option, call, or right of first refusal or similar rights. All such equity interests are free and clear of any Liens or any other limitations or restrictions on such equity interests (including any limitation or restriction on the right to vote, pledge or sell or otherwise dispose of such equity interests) other than transfer restrictions under applicable securities laws and Liens created pursuant to the Company Credit Agreement and any related security documents.

Section 3.7 Reports and Financial Statements. (a) Except as set forth in Section 3.7(a) of the Company Disclosure Letter, the Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC and the Canadian Securities Administrators since January 1, 2016 (all such forms, reports, statements, certificates and other documents filed since January 1, 2016, with any amendments thereto, collectively, the “Company Reports”), each of which, including any financial statements included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of Securities Laws as of the date filed with the SEC or the Canadian Securities Administrators, as applicable. None of the Company’s Subsidiaries is required to file periodic reports with the SEC or any of the Canadian Securities Administrators. None of the Company Reports contained, when filed with the SEC or the Canadian Securities Administrators, as applicable, or, if amended, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff or the staff of any of the Canadian Securities Administrators with respect to the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document filed or furnished by the Company with the SEC since January 1, 2016.

(b) The consolidated historical financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) fairly present, in all material respects, the results of the consolidated operations, comprehensive income (loss), shareholders’ equity and cash flows and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to normal year-end audit adjustments). Such consolidated financial statements (including the related notes) complied, as of the date of filing, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC and the Canadian Securities Administrators, as applicable, with respect thereto and each of such financial statements (including the related notes) was prepared in accordance with GAAP, consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by the rules related to Quarterly Reports on Form 10-Q promulgated under the Exchange Act.

(c) Management of the Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Board (x) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, known to the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the Knowledge of the Company, no events, facts or circumstances have arisen or become known since December 31, 2017 of the type referred to in clauses (ii)(x) or (ii)(y) of the immediately preceding sentence.

(d) Since January 1, 2016, the Company has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Section 3.8 Undisclosed Liabilities. Except as set forth in Section 3.8 of the Company Disclosure Letter and except (a) for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company (including the notes thereto) for the year ended December 31, 2017 included in the Company Reports, (b) for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2017, (c) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, (d) for liabilities incurred in connection with the execution of this Agreement and the transactions contemplated hereby, or (e) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto).

Section 3.9 Disclosure Documents. The proxy statement and management proxy circular of the Company to be prepared by the Company in connection with seeking the Requisite Vote at the Company Meeting (the “Company Proxy Statement”), as may be amended or supplemented, to be filed by the Company with the SEC and the relevant Canadian securities regulatory authorities (the “Canadian Securities Administrators”), and any other filing by the Company with the SEC that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, as may be amended or supplemented, will not, at the date it is filed with the SEC and the Canadian Securities Administrators, or, in the case of the Company Proxy Statement or any other document required to be mailed to the Company Shareholders under applicable Securities Laws in connection with the transactions contemplated hereby, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause each of the Company Proxy Statement and each related filing of the Company with the SEC and the Canadian Securities Administrators to comply as to form, in all material respects, with the applicable requirements of Securities Laws and the Interim Order as of the date of such filing. Notwithstanding the foregoing, no representation is made by the Company with respect to information contained in the Company Proxy Statement or such related filings if such information was supplied by Purchaser or any of its Affiliates specifically for inclusion or incorporation by reference therein.

Section 3.10 Absence of Certain Changes or Events. Since December 31, 2017, (a) no Change has occurred or existed which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (b) except as set forth in Section 3.10 of the Company Disclosure Letter, the Company and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice in all material respects (except for actions taken in connection with this Agreement). From December 31, 2017 through the date of this Agreement, the Company and its Subsidiaries have not taken or failed to take any action that, had such action been taken or failed to have been taken after the date hereof, would (without Purchaser’s consent) have constituted a breach of any of the covenants set forth in Section 5.1(c), (i) or (m).

Section 3.11 Litigation. Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (a “Proceeding”) of any nature against the Company or any of its Subsidiaries, except for Proceedings which have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Company, its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12 Taxes. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) all Tax Returns required by Law to be filed by the Company or any of its Subsidiaries have been properly prepared and timely filed with the appropriate Governmental Authority (taking into account any extension of time to file granted or obtained), and any such filed Tax Returns are true, correct and complete;

(b) the Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns referred to in Section 3.12(a)), other than Taxes that are not yet due and payable or that are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP in the Company’s financial statements included in the Company Reports, and since the date of the Company’s most recent financial statements, no liability in respect of material Taxes has been incurred or accrued (other than in the ordinary course of business) or has been assessed or proposed in writing to be assessed;

(c) there are no Liens for Taxes, other than Permitted Liens, on any of the assets of the Company or any of its Subsidiaries;

(d) each of the Company and each of its Subsidiaries has withheld and collected all amounts required by Law to be withheld or collected by it on account of Taxes, have remitted all such amounts to the appropriate Governmental Authority when required by Law to do so and have otherwise complied with applicable Laws related to the collection, withholding and remittance of Taxes;

(e) no deficiency for any amount of Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries (or, to the Company’s Knowledge, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP on the Company’s financial statements included in the Company Reports;

(f) no audit, investigation, examination or other proceeding by any Governmental Authority is pending (or, to the Company’s Knowledge, has been threatened) against or with respect to the Company or any of its Subsidiaries with respect to any Taxes or any Tax Returns;

(g) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or Tax Returns or agreed to any extension of time with respect to an assessment or deficiency for or the collection of Taxes, which period (after giving effect to such waiver or extension) has not yet expired (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course);

(h) no claim in writing has been made by any Governmental Authority in a jurisdiction in which the Company and its Subsidiaries do not file Tax Returns of a particular type that the Company or any of its Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction;

(i) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Effective Date as a result of any: (i) change in method of Tax accounting made prior to the Closing; (ii) “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed prior to the Closing; or (iii) an election made pursuant to Section 108(i) of the Code (or any analogous provision of state, local or non-U.S. Law) prior to the Closing;

(j) neither the Company nor any of its Subsidiaries has at any time, entered into any transactions or arrangements with persons with whom they do not deal at arm’s length (within the meaning of the ITA) other than for consideration equal to fair market value, nor has the Company or any of its Subsidiaries been deemed to have done so for purposes of the ITA, and the Company and each such Subsidiary have made or obtained records or documents that meet the requirements of applicable Law respecting transfer pricing documentation in all applicable jurisdictions;

(k) the Company is a “taxable Canadian corporation” and a resident of Canada for purposes of the ITA. Each of the Subsidiaries is resident for tax purposes in the country under the Laws of which it was formed and is not resident in any other country;

(l) neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such agreements or arrangements exclusively between or among the Company and/or its Subsidiaries or (ii) customary provisions contained in commercial agreements entered into in the ordinary course of business, the principal purpose of which is not Tax);

(m) neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group within the meaning of Section 1504 of the Code filing a consolidated U.S. federal income Tax Return, or any other affiliated, consolidated, combined, unitary or similar group (other than a group the common parent of which is the Company or any of its Subsidiaries) for purposes of filing Tax Returns or paying Taxes; or (ii) has any material liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law), as a transferee or successor or otherwise;

(n) to the knowledge of the Company (without duty of investigation) the Company is not, and has never been, a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury Regulations promulgated thereunder;

(o) to the knowledge of the Company (without duty of investigation) no Subsidiary of the Company that is a “United States person” within the meaning of Section 7701(a)(30) of the Code is, or has been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(p) within the past two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution qualifying or intended to qualify for tax-free treatment under Section 355(a) of the Code; and

(q) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provision of state, local or non-U.S. Law).

Section 3.13 Employee Benefits. (a) With respect to each Employee Benefit Plan and each stock purchase, stock option, severance, employment, change in-control, bonus, incentive, deferred compensation, pension, supplemental pension, retirement savings, and other material employee benefit plan, agreement, program, policy, practice or other arrangement, whether or not subject to ERISA, under which any Company Employee has any present or future right to benefits, which is maintained or contributed to by the Company or any of its

Subsidiaries, or under which the Company or any of its Subsidiaries has any present or future liability, excluding any government-sponsored benefit plans which the Company or any of its Subsidiaries is required to participate in under applicable statutes or regulations (each, a “Company Benefit Plan”), no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any liability (other than a claim for benefits or other event in the ordinary course of business) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Company Benefit Plan has been operated, registered, qualified, funded and administered in compliance with its terms and with all applicable requirements of Law, except as would not subject the Company or any of its Subsidiaries to any liability that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company, any of its Subsidiaries, any director, officer or employee of the Company or any of its Subsidiaries or any Company Benefit Plan that is subject to ERISA, or, to the Knowledge of the Company, any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Company Benefit Plan that is subject to ERISA. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to any Company Benefit Plan or against any fiduciary of any Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims). Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Company Benefit Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee or receiver or Governmental Authority or being required to pay any Taxes, penalties, payments or levies under applicable Laws. Except as set forth in Section 3.13(a) of the Company Disclosure Letter, only Company Employees or directors participate in the Company Benefit Plan, and no entity other than the Company or any of its Subsidiaries is a participating employer under any Company Benefit Plan.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Letter or as expressly contemplated by the Plan of Arrangement (as such may be amended in accordance with the terms of this Agreement), neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) the payment to any Company Employee of any money or other property, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any Company Employee, (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan, (iv) any forgiveness of indebtedness of any Company Employee or (v) payment of any amount or provision of any benefit, in each case, that would reasonably be expected to constitute an excess parachute payment within the meaning of Code Section 280G. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(c) Section 3.13(c) of the Company Disclosure Letter sets forth a list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Purchaser a true and complete copy of (i) the current plan document, (ii) each amendment to the current plan document, (iii) any related trust agreement, and (iv) the most recent actuarial valuation report, if applicable.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to such Company Benefit Plan for which determination letters are currently available that such Company Benefit Plan is so qualified and each trust established in connection with such Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust. None of the Company or any of its ERISA Affiliates has, at any time during the last six (6) years, maintained or contributed to, or been obligated to maintain or contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” as defined in, and subject to, Section 3(37) of ERISA, or (iii) a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control within the meaning of Section 4063 of ERISA. Except as set forth on Section 3.13(d)(i) of the Company Disclosure Letter, no Company Benefit Plan provides subsidized post-retirement or other post-termination health or life insurance benefits except as required by applicable Law. Section 3.13(d)(ii) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan that is a defined benefit pension plan.

(e) Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries reasonably believe that they have properly classified their independent contractors as non-employees for purposes of withholding of Taxes, employment Taxes and employment Law, and neither the Company nor any of its Subsidiaries has incurred, any liability arising under the Fair Labor Standards Act or any similar Law.

(f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract or any works council agreement, or letter of understanding or binding letter of intent with any trade union, association which may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent which would cover any Company Employee, (ii) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any employees of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has experienced any work stoppage, labor strike, slowdown, or other material labor disruption. The Company and its Subsidiaries are in compliance with all applicable Laws respecting employment practices, terms and conditions of employment and wages and hours, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no (i) unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any similar state agency, or (ii) administrative charge or court complaint against the Company or any of its Subsidiaries concerning workman’s compensation, alleged employment discrimination or other employment related matters or breach of any Law or Contract pending or, to the Knowledge of the Company, threatened in writing before the U.S. Equal Employment Opportunity Commission or any other similar Governmental Authority, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14 Compliance With Laws. (a) Each of the Company and its Subsidiaries is, and at all times since January 1, 2016 has been, in compliance with all Laws applicable to the Company and its Subsidiaries and their respective businesses and activities, except for such noncompliance that has not been, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Each of the Company and its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted, except as has not been, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Since January 1, 2013, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated any applicable anti-money laundering Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to material violations of applicable anti-money laundering Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable anti-money laundering Laws.

(d) Since January 1, 2013, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated any applicable sanctions, export control, anti-boycott, customs Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to violations of applicable sanctions, export control, anti-boycott, or customs Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable sanctions, export control, anti-boycott, and customs Laws.

(e) Since January 1, 2013, none of the Company, its Subsidiaries, their directors or officers or, to the Knowledge of the Company, (i) any other employee of the Company and its Subsidiaries (but solely in connection with such employee’s employment with the Company or its Subsidiaries) or (ii) any agent or representative of the Company or any of its Subsidiaries (but solely in connection with such agent’s or representative’s performance of its business with the Company or its Subsidiaries), has (A) violated applicable Anticorruption Laws, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corrupt Practices Act of 1977) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of applicable Anticorruption Laws or (B) been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions by, or made any voluntary disclosures to, any Governmental Authority relating to material violations of applicable Anticorruption Laws. The Company has policies and procedures designed to reasonably ensure material compliance by the Company, its Subsidiaries and Representatives acting on behalf of the Company and its Subsidiaries with applicable Anticorruption Laws.

(f) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries: (i) is, or, to the extent the concept of ownership or control is applicable to such Person, is owned or controlled by, a person or entity subject to the sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or included on the List of Specially Designated Nationals and Blocked Persons or Foreign Sanctions Evaders, Denied Persons List, Entities List, Debarred Parties List, Excluded Parties List and Terrorism Exclusion List, or any other lists of known or suspected terrorists, terrorist organizations or other prohibited persons made publicly available or provided to the Company or any of its Subsidiaries by any Governmental Authority (such entities, persons or organizations collectively, the “Restricted Parties”); or (ii) except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, has conducted any business with or engaged in any transaction or arrangement with or involving, directly or indirectly, any Restricted Parties or countries subject to economic or trade sanctions imposed by the United States, including Cuba, Iran, Iraq, Libya, North Korea, Sudan and Syria, or Canada in violation of applicable Law, or has otherwise been in violation of any such sanctions, restrictions or any similar Law.

Section 3.15 Intellectual Property Rights.

(a) Section 3.15(a) of the Company Disclosure Letter contains a complete and accurate list (in all material respects) as of the date hereof of all material Company Registered

IP, the jurisdiction in which such item of Company Registered IP has been registered or filed and the applicable registration or serial number. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Company Registered IP is in full force and effect and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Knowledge of the Company, the Company and its Subsidiaries own, have a valid license, or otherwise have a right to use, free of all Liens other than Permitted Liens, all Intellectual Property used in the conduct of the businesses of the Company and its Subsidiaries as currently conducted, and (ii) the Company and its Subsidiaries have taken commercially reasonable actions to maintain the confidentiality of the material trade secrets owned by the Company and its Subsidiaries.

(c) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Knowledge of the Company, since January 1, 2016, no Intellectual Property owned by the Company and its Subsidiaries was infringed, misappropriated or otherwise violated by any third party; and (ii) since January 1, 2016, neither the Company nor any Subsidiary of the Company infringed, misappropriated or otherwise violated any Intellectual Property of any third party.

(d) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) there is no pending or, to the Knowledge of the Company, threatened Proceeding regarding the ownership, validity, enforceability or registrability of, or use by, the Company or any Subsidiary of any Intellectual Property owned by the Company or any of its Subsidiaries; and (ii) since January 1, 2016, neither the Company nor any of its Subsidiaries received any written notice of any infringement, misappropriation or other violation of the rights of any third party with respect to the use of any Intellectual Property.

(e) Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) since January 1, 2016, the Company and its Subsidiaries have been and are in compliance with Privacy and Security Requirements applicable to Company and its Subsidiaries; (ii) the Company and its Subsidiaries have established and have in place commercially reasonable security measures, policies and procedures that, in each case, are reasonably designed to protect (A) the security, confidentiality and integrity of transactions executed through their information technology systems, and of all confidential and proprietary data and personally identifiable information maintained by the Company and its Subsidiaries and (B) against unauthorized access to their information technology systems; and (iii) since January 1, 2016, to the Knowledge of the Company, neither the Company nor its Subsidiaries has suffered a security breach of, unauthorized access to, unauthorized use of information technology systems and (iv) to the Company’s Knowledge, there are no current, pending, or threatened investigations or audits by any Governmental Authority related to the Privacy and Security Requirements.

Section 3.16 Properties. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary thereof has good title to, or, in the case of property held under a lease or other

Contract, a valid leasehold interest in all of the owned or leased properties and assets of the Company and its Subsidiaries, including all assets reflected in the most recent consolidated balance sheet of the Company included in the Company Reports or acquired after the date of such balance sheet (except for such assets that have been sold or otherwise disposed of since such balance sheet date in the ordinary course of business). The Company or a Subsidiary owns all such owned material assets and properties free and clear of all Liens, other than Permitted Liens. The Company does not own any real property. Section 3.16 of the Company Disclosure Letter contains a complete and accurate list of each material Company Lease. As of the date hereof, the Company has delivered to or made available to Purchaser a true and complete copy of each material Company Lease. Except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Company Lease is in full force and effect and is a valid and binding obligation of the Company or its Subsidiaries, as the case may be, except as may be limited by the Enforceability Exceptions and (ii) neither the Company nor any of its Subsidiaries is, nor, to the Knowledge of the Company, is any other party (in each case, with or without notice or lapse of time, or both) in breach or default under any Company Lease.

Section 3.17 Insurance. Except as would not, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the insurance policies maintained by the Company and its Subsidiaries provide insurance in such amounts and against such risks as are customary and adequate for companies of similar size and operating in the same industry and jurisdictions as the Company and its Subsidiaries; (b) such insurance policies are in full force and effect and were in full force and effect during the periods of time such insurance policies are purported to be in effect and all premiums due with respect to all such policies have been paid; and (c) neither the Company nor any of its Subsidiaries is in breach or default, and, to the Knowledge of the Company, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification under any such insurance policy.

Section 3.18 Finders’ Fees. No agent, broker, investment banker, financial advisor or other firm or Person except Jefferies LLC and National Bank Financial Inc. (each, a “Financial Advisor”) is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee from the Company in connection with any of the transactions contemplated hereby. The Company has disclosed to Purchaser all material terms of the engagement of each Financial Advisor, including the amount of such fees and any right of first offer or other “tail” provisions.

Section 3.19 Opinion of Financial Advisor. Each Financial Advisor has delivered to the Board an opinion to the effect that, as of the date hereof, the consideration to be received by holders of Shares (other than holders of Shares that are Affiliates of Purchaser) pursuant to the Arrangement is fair, from a financial point of view, to such holders.

Section 3.20 Rights Agreement; Anti-Takeover Provisions. The Company does not have any shareholder rights plans in effect. None of the Company, this Agreement, the Arrangement or any of the other transactions contemplated hereby is subject to any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any

Law applicable to the Company (“Takeover Laws”), assuming compliance with MI 61-101, if applicable.

Section 3.21 Environmental Matters. Except as has not had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries is, and has been since January 1, 2016, in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and since January 1, 2016, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim, in each case, alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law.

(b) Since January 1, 2016, neither the Company nor any of its Subsidiaries has received any written notice of, and to the Knowledge of the Company, there has been no spill or other release of any Hazardous Materials at, on or under any property owned or leased by the Company or any of its Subsidiaries that would reasonably be expected to result in liability under Environmental Laws on the part of the Company or any of its Subsidiaries.

(c) Neither the Company nor any Subsidiaries has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

Section 3.22 Material Contracts.

(a) Except for this Agreement and except as set forth on Section 3.22 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by, in each case other than any Company Benefit Plan:

(i) any Contract that would be required to be filed by the Company as a “material contract” under Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract that contains any provision that materially limits or restricts (or purports to materially limit or restrict) the ability of the Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, in each case, other than the Organizational Documents of the Company and its Subsidiaries;

(iii) any Contract (other than solely among direct or indirect wholly owned Subsidiaries of the Company) relating to the creation, incurrence, assumption or guarantee of Indebtedness of the Company and its Subsidiaries in a principal amount that exceeds $10.0 million;

(iv) any Contract that is a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject involving future performance by the Company, its Subsidiaries or their respective Affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(v) any Contract that (A) limits in any material respect either the type of business in which the Company, its Subsidiaries and their respective Affiliates may engage or the manner or locations in which any of them may so engage in any business, or (B) grants “most favored nation” status in a manner that would materially restrict or affect the future business activity of the Company and its Subsidiaries and their respective Affiliates, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vi) any Contract that grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to the sale of any ownership interest of the Company or its Subsidiaries or any business or assets of the Company and its Subsidiaries, taken as a whole, in each case that is material to the Company and its Subsidiaries, taken as a whole;

(vii) any Contract that obligates the Company or any of its Subsidiaries to make any (or any series of related) capital commitment or capital expenditure in excess of $3,000,000 individually after the date hereof through December 31, 2018 or $5,000,000 individually thereafter;

(viii) any Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company and/or its Subsidiaries in an amount having an expected value in excess of $25 million in the fiscal year ending December 31, 2018 or in any fiscal year thereafter and cannot be cancelled by the Company and/or its Subsidiaries without penalty or further payment without more than 180 days’ notice (provided that for purposes of the use of the defined term “Material Contract” in Section 5.1(l), references to “$25 million” in this clause (viii) shall be deemed to be “$15 million”);

(ix) any Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any material joint venture, limited liability company, partnership or other similar arrangement; and

(x) any Contract that (A) relates to the acquisition, disposition or similar business combination transaction of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which (x) any material earn-out or deferred or contingent payment obligations remain outstanding or (y) a material claim for indemnification may still be made against the Company or any of its Subsidiaries (excluding for breaches of representations and warranties), or (B) relates to any pending acquisition, disposition or similar business combination transaction (whether by merger, sale of stock, sale of assets or otherwise), in each case where the consideration is in excess of $10,000,000.

Each Contract constituting any of the foregoing types of Contract (whether or not listed on Section 3.22 of the Company Disclosure Letter) is referred to as a “Material Contract”.

(b) A true and complete copy of each Material Contract has been made available to Purchaser. Except for expirations in the ordinary course and in accordance with the terms of such Material Contract, each Material Contract is valid and binding on the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company or its Subsidiaries, as applicable, in accordance with its terms, except as may be limited by the Enforceability Exceptions and except where the failure of such Material Contract to be enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any such Material Contracts by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of any Material Contract except where the failure of such Material Contract to be valid or enforceable would not have, or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Each of Purchaser and Parent hereby represents and warrants to the Company that:

Section 4.1 Corporate Existence and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of British Columbia and has all unlimited liability company power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder. Parent is duly organized, validly existing and in good standing under the Laws of the Cayman Islands and has all limited company power and authority required to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform each of its obligations hereunder.

Section 4.2 Corporate Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Purchaser. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent. No corporate proceedings other than those previously taken or conducted on the part of Purchaser and Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and Parent and, assuming the due and valid execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Purchaser and Parent enforceable against Purchaser and Parent in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.3 Governmental Authorization. Assuming the accuracy of the representations and warranties in Section 3.3, the execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) filings under the CBCA; (b) compliance with the applicable requirements of Competition Laws; (c) compliance with the applicable requirements of Securities Laws; (d) compliance with any applicable foreign, state or provincial securities or blue sky laws; (e) the Interim Order and Final Order; (f) the consents and/or notices listed in Section 3.3 of the Company Disclosure Letter; and (g) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.4 Non-Contravention. The execution, delivery and performance by Purchaser and Parent of this Agreement and the consummation by Purchaser and Parent of the transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational documents of Purchaser or Parent, (b) assuming compliance with the items specified in Section 4.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to Purchaser or any of its properties or assets, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default (or any event which with notice or lapse of time or both would become a default), or give rise to any right of termination, cancellation or acceleration of any right or obligation of Purchaser or Parent or to a loss of any material benefit to which Purchaser or Parent is entitled under any Contract, except in the case of clauses (b) and (c) above only, which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.5 Disclosure Documents. None of the information supplied or to be supplied by Purchaser or any of its Affiliates specifically for inclusion in the Company Proxy Statement or, if applicable, any other filing by the Company with the SEC that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, in each case, as may be amended or supplemented, will, at the time it is filed with the SEC and the Canadian Securities Administrators, or, in the case of the Company Proxy Statement or any other document required to be mailed to the Company Shareholders under applicable Securities Laws in connection with the transactions contemplated hereby, at the time it is first mailed to the Company Shareholders or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Litigation. There is no Proceeding pending or, to the Knowledge of Purchaser or Parent, threatened in writing against Purchaser or Parent which would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby or the compliance by Purchaser or Parent with its obligations under this Agreement. There is no order, writ or injunction of any Governmental Authority outstanding against Purchaser or Parent that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

Section 4.7 Financing. Purchaser and Parent, as applicable, have delivered to the Company true and complete copies of (a) the commitment letter, dated as of the date hereof, among Parent and the Debt Financing Sources party thereto (the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms thereof, to lend the amounts set forth therein (the “Debt Financing”), and (b) the equity commitment letters, dated as of the date hereof, by and between Parent, on the one hand, and the Equity Financing Sources, on the other hand. (the “Equity Commitment Letters,” and, together with the Debt Financing Commitments, the “Financing Commitments”), pursuant to which the parties thereto have committed, subject to the terms thereof, to invest the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). As of the date hereof, (A) none of the Financing Commitments has been amended or modified, and (B) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. As of the date hereof, each of the Equity Commitment Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Purchaser, the other parties thereto, except as may be limited by the Enforceability Exceptions. As of the date hereof each of the Debt Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of Purchaser, the other parties thereto for so long as it remains in full force and effect, except as may be limited by the Enforceability Exceptions. As of the date hereof and assuming the accuracy of all representations and warranties of the Company in this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Financing Commitments or Parent under any term or condition of the Equity Commitment Letters. Other than as expressly set forth in the Financing Commitments, there are no conditions precedent related to the funding of the full proceeds of the Financing (including any “flex” provisions) pursuant to any agreement relating to the Financing to which Purchaser, Parent or any of their Affiliates is a party. As of the date hereof and assuming the accuracy of all representations and warranties of the Company in this Agreement and compliance by the Company with its agreements hereunder, Purchaser has no reason to believe that Parent will be unable to satisfy on a timely basis any condition to closing to be satisfied by Parent contained in the Financing Commitments. Parent has fully paid, or caused to be fully paid, any and all commitment and other fees required by the terms of the Financing Commitments to be paid on or before the date hereof. Assuming the accuracy of the Company’s representations and warranties contained herein and compliance by the Company with its agreements hereunder, the proceeds from the Financing (together with the available cash of the Company and its Subsidiaries) will be sufficient for all amounts required to be paid by Purchaser on the Effective Date in connection with the transactions contemplated by this Agreement, including the cash payment to fund the Arrangement as described in Article 3 and Article 4 of the Plan of Arrangement.

Section 4.8 Guarantee. Concurrently with the execution of this Agreement, Purchaser has delivered to the Company the limited guarantee of each of (A) Searchlight Capital II, L.P., (B) Searchlight Capital II PV, L.P., (C) Searchlight Capital II (FC) MLN AIV, L.P. and (D) Searchlight Capital II PV MLN AIV, L.P. (the “Guarantors”) with respect to certain matters on the terms specified therein (the “Guarantee”). The Guarantee is in full force and effect and is a legal, valid and binding obligation of each applicable Guarantor, except as may be limited by the Enforceability Exceptions.

Section 4.9 Operations of Purchaser and Parent. Each of Purchaser and Parent has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations and will have no assets other than in connection with the transactions contemplated hereby, including in connection with arranging the Financing. Parent owns beneficially all of the outstanding capital stock of, and other equity and voting interest in, Purchaser free and clear of all Liens (other than Permitted Liens).

Section 4.10 Solvency. Assuming that (a) the conditions to the obligation of Purchaser to consummate the Arrangement set forth in Section 7.1 and Section 7.2 have been satisfied, (b) the accuracy of the representations and warranties of the Company in Article III, and (c) the estimates, projections or forecasts provided by or on behalf of the Company or its Subsidiaries to Purchaser prior to the date hereof have been prepared in good faith on assumptions that were, and continue to be, reasonable, at and immediately after the Effective Time, then immediately following the Effective Time and after giving effect to all of the transactions contemplated hereby, including the Debt Financing, the payment of the aggregate consideration under the Plan of Arrangement and payment of all related fees and expenses, the Company and its Subsidiaries, when taken as a whole on a consolidated basis will, (i) have property with fair value greater than the total amount of their debts and liabilities, contingent, subordinated or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (ii) have assets with present fair salable value not less than the amount that will be required to pay their liability on their debts as they become absolute and matured, (iii) will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (iv) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which they have unreasonably small capital.

Section 4.11 ICA Status. As of the Effective Time, the Purchaser will not be a “non-Canadian” as defined pursuant to Section 3 of the Investment Canada Act.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME

Section 5.1 Conduct of the Company and Subsidiaries. Except for matters set forth in Section 5.1 of the Company Disclosure Letter, as otherwise expressly contemplated by or specifically provided in this Agreement, as consented to in writing by Purchaser (which consent shall not be unreasonably withheld or delayed) or as required by applicable Law, from the date hereof until the Effective Time, the Company shall use its reasonable best efforts to, and shall cause its Subsidiaries to use their reasonable best efforts to, (a) conduct their respective businesses in the ordinary course consistent with past practice, (b) preserve intact in all material respects its business organization, and their existing relationships with Persons having material business relationships therewith, and (c) comply with all applicable Law in all material respects. Without limiting the generality of the foregoing, and except for matters set forth in Section 5.1 of the Company Disclosure Letter or as expressly contemplated or specifically provided in this Agreement (including the Plan of Arrangement), without the prior written consent of Purchaser (which consent shall not be unreasonably withheld or delayed), the Company shall not, and shall not permit its Subsidiaries to:

(a) amend or otherwise change the Company’s Organizational Documents or, as would be materially adverse to Purchaser, amend or otherwise change the Organizational Documents of the Company’s Subsidiaries;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, or acceleration of the vesting of, any shares of capital stock of any class of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, any phantom interest) of the Company or any of its Subsidiaries, or any Company Securities, except for (i) the issuance of Shares pursuant to the exercise of Company Options or Company Warrants or the vesting of Company RSUs or Company PSUs outstanding on the date hereof (in accordance with their terms) or (ii) the granting of Company RSUs to employees or directors of the Company or any of its Subsidiaries (excluding any such employees holding the position of Senior Vice President or above as of the date of grant) in the ordinary course of business, with the aggregate number of Shares subject to such equity awards issuable hereunder not to exceed 450,000 Company RSUs in the aggregate, and with such terms as are consistent with past practice (including, vesting acceleration upon specified events, provided that such awards will not provide for any vesting acceleration to occur as a result of the consummation of the transactions contemplated hereby, either alone or in conjunction with a termination of employment);

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e) (i) acquire (including by merger, consolidation, amalgamation or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, the purchase price of which is in excess of $2,500,000 per acquisition or $5,000,000 in the aggregate; (ii) except for borrowings under the Company Credit Agreement for working capital purposes, incur any Indebtedness or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business; (iii) enter into any contract or agreement other than in the ordinary course of business, except such contracts or agreements as may be permitted by any other clause of this Section 5.1(e); (iv) make, authorize, or make any commitment with respect to, capital expenditures except capital expenditures which are (A) contemplated by the Company’s fiscal 2018 budget and capital expenditure plan made available to Purchaser prior to the date of this Agreement, or (B) of less than $1,000,000 in the aggregate per fiscal quarter; or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.1(e);

(f) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its significant Subsidiaries (other than the transactions contemplated hereby and other than such transactions solely among the Company and/or its wholly-owned Subsidiaries that would not result in a material increase in the Tax liability of the Company or its Subsidiaries);

(g) except as required pursuant to existing Company Benefit Plans or collective bargaining agreements in effect on the date hereof or as required by applicable Law, (i) adopt, amend, or terminate any Company Benefit Plan, except that the Company may amend any Company Benefit Plan providing health or welfare benefits in a manner that does not increase the benefits provided thereunder, (ii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (iii) increase the cash compensation or welfare or pension benefits of Company Employees except for merit-based salary increases in the ordinary course of business consistent with past practice and the budget made available to Purchaser solely with respect to Company Employees who are categorized as Grade 11 or below, (iv) except for grants as may be permitted by Section 5.1(e), grant any new awards under any Company Benefit Plan, (v) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to any Company Benefit Plan are made or determined, (vi) hire or promote any employee to an executive officer position, or (vii) terminate the employment of any executive officer other than for cause and after consulting with Purchaser;

(h) take any action, other than as required by GAAP or any applicable Laws, with respect to financial accounting policies or procedures;

(i) (i) change (or apply for any change to) any material Tax accounting period or make any change (or file any such change) in (x) any material method of Tax accounting or (y) any method for reporting income, deductions or accounting in respect of a material amount of Taxes, (ii) make, change or rescind any material Tax election, (iii) settle or compromise any material Tax claim, assessment, reassessment or liability or any audit, investigation, examination or other proceeding by any Governmental Authority in respect of a material amount of Taxes, (iv) file any amended Tax Return involving a material amount of additional Taxes, (v), enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) relating to a material amount of Taxes or

(vi) surrender any right to claim a material Tax abatement, credit, reduction, deduction, exemption or refund;

(j) knowingly take any action or knowingly permit inaction or knowingly enter into any transaction that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the Tax cost “bump” pursuant to paragraphs 88(1)(c) and 88(1)(d) of the ITA in respect of the securities of any affiliates or Subsidiaries of the Company and other non-depreciable capital property owned by the Company or any of its Subsidiaries on the date hereof, upon an amalgamation or winding-up of the Company or any of its Subsidiaries (or any of their respective successors);

(k) make any “investment” (as defined for purposes of section 212.3 of the ITA) in any corporation that is a “foreign affiliate” of the Company (as defined in the ITA);

(l) enter into, renew, extend, amend in any material respect, waive any rights under, terminate or settle or compromise any material claim, liability or obligation under, any Contract that is or would be material to the Company and its Subsidiaries, taken as a whole, or any Material Contract, in each case, other than in the ordinary course of business consistent with past practice;

(m) settle or compromise any investigation or claim by a Governmental Authority, or any other Proceedings, or release, dismiss or otherwise dispose of any Proceeding, other than settlements or compromises of Proceedings that do not exceed, individually or in the aggregate, more than $2,500,000 (net of insurance recoveries) and do not impose any material restrictions on the business or operations of the Company or any of its Subsidiaries;

(n) take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (provided that the foregoing shall not require the Company to waive any condition to its obligations hereunder, or require the Company to waive, or prohibit the Company from exercising, any of its rights granted under the Transaction Documents);

(o) sell, lease, license, subject to a Lien (other than a Permitted Lien) or otherwise surrender, relinquish or dispose of any material assets or property of the Company or any Subsidiary of the Company, other than (i) pursuant to existing written contracts or commitments; (ii) sales of inventory and rental streams, of products or services, or obsolete equipment, or licensing of Intellectual Property, all in the ordinary course of business, (iii) sales, licenses, leases or other transfers to the Company or any of its wholly owned Subsidiaries, (iv) abandonments, lapses or other dispositions of Intellectual Property in the ordinary course of business or (v) consistent with past practices in an amount not in excess of $5,000,000 in the aggregate;

(p) terminate or cancel any insurance coverage maintained by the Company or any of its Subsidiaries with respect to any material assets which is not replaced by a comparable amount of insurance coverage, other than in the ordinary course of business consistent with past practice or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(q) enter any new material line of business outside of its existing business as of the date of this Agreement; or

(r) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.2 Conduct of Purchaser. Each of Purchaser and Parent agrees that, from the date hereof to the Effective Time it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Purchaser or Parent to consummate the transactions contemplated by this Agreement (provided that the foregoing shall not require Purchaser or Parent to waive any condition to its obligations hereunder or under the other Transaction Documents, or require Purchaser or Parent to waive, or prohibit Purchaser or Parent from exercising, any of its rights granted hereunder or under the other Transaction Documents).

Section 5.3 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Purchaser’s operations. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4 Covenant Relating to Incentive Awards. Purchaser acknowledges and agrees that Purchaser, the Company or any other Person that makes a payment to a holder of Company Options who is a resident of Canada or who is employed in Canada or who was previously employed in Canada (both within the meaning of the ITA) in connection with the surrender or termination of the Company Options will forego any deduction under the ITA with respect to such payment and will comply with the requirements described in subsection 110(1.1) of the ITA.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Company Meeting; Proxy Material. (a) The Company shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of the Company Shareholders and the Company Warrant Holder (the “Company Meeting”) for the purpose of obtaining the approval of the Arrangement Resolution by the Company Shareholders and the Company Warrant Holder in accordance with its Organizational Documents, applicable Law and the Interim Order as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Company Proxy Statement and, if applicable, any other filing by the Company with the SEC that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, but in no event earlier than the Cut-Off Time, and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under applicable Securities Laws for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Proxy Statement and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, except (x) as required by Law or by a Governmental Authority or (y) on up to three (3) occasions, to a date no later than thirty (10) days after the date on which the Company Meeting is as of such time scheduled, if as of the time for which the Company Meeting is as of such time scheduled, there are insufficient Company Shares and Company Warrants represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received sufficient votes to constitute the Requisite Vote at the Company Meeting, (ii) except to the extent that the Board shall have withdrawn or modified its approval or recommendation of the Arrangement if permitted by Section 6.4, use reasonable best efforts to solicit proxies (A) in favor of the Arrangement Resolution by the Company Shareholders, including using the services of dealers and proxy solicitation firms to solicit proxies in favor of the approval of the Arrangement Resolution and (B) against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement; (iii) include in the Company Proxy Statement (A)(1) except to the extent that the Board shall have withdrawn or modified its approval or recommendation of the Arrangement if permitted by Section 6.4, a statement that the Board, after consulting with outside legal counsel and financial advisors, has determined that the Arrangement is in the best interests of the Company and the Company Shareholders and recommends that Company Shareholders approve the Arrangement (the “Recommendation”) and (2) a statement that, to the Knowledge of the Company, each director and executive officer of the Company who owns Shares intends to vote all such individual’s Shares in favor of the Arrangement Resolution, and (B) the written opinions of the Financial Advisors referred to in Section 3.19; (iv) provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any proxy solicitation services firm retained by the Company, as requested from time to time by the Purchaser; and (v) advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the total number of votes received in favor and the total number of votes received opposing the Arrangement Resolution.

(b) In connection with the Company Meeting, the Company shall (i) as promptly as reasonably practicable (and, subject to the Purchaser furnishing in a timely manner all information concerning it, Parent, the Guarantors, the Equity Financing Sources, the Debt Financing Sources, any of their Affiliates and any transaction any of them have or are contemplating entering into in connection with this Agreement that is necessary in connection with the preparation of the Company Proxy Statement and any other filing by the Company with the SEC that may be required under applicable Securities Laws in connection with the transactions contemplated hereby, in any event within twenty (20) days) after the date hereof prepare and file with the SEC and the Canadian securities regulatory authorities the Company Proxy Statement; (ii) respond as promptly as reasonably practicable to any written or oral comments received from the SEC or any other Governmental Authority with respect to such filing and will provide copies of such written comments or summaries of such oral comments to Purchaser promptly upon receipt and copies of proposed responses to SEC or other comments prior to filing; (iii) as promptly as reasonably practicable prepare and file (after Purchaser has had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC or other comments or as required by Law; (iv) use its reasonable best efforts to have the SEC or any other applicable Governmental Authority confirm that it has no further comments on the Company Proxy Statement, and thereafter mail to the Company Shareholders and the Company Warrant Holder as promptly as reasonably practicable, the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Meeting; provided that the Company shall be under no obligation to mail the Company Proxy Statement to the Company Shareholders and the Company Warrant Holder prior to obtaining the Interim Order or prior to the Go-Shop Period End Time; (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders and the Company Warrant Holder any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Meeting; and (vi) otherwise use its reasonable best efforts to comply with all requirements of Law applicable to the Company Meeting and the Arrangement. Purchaser shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under applicable Law. If applicable, in connection with the filing of the Company Proxy Statement, the Company and Purchaser shall cooperate to (i) concurrently with the preparation and filing of the Company Proxy Statement, jointly prepare and file with the SEC any other filing by the Company with the SEC that may be required to be filed concurrently with the Company Proxy Statement under applicable Securities Laws in connection with the transactions contemplated hereby relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of such other filing; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and shall consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC or other comments or as required by Law; (iv) have the SEC confirm that it has no further comments on such other filing; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to such other filing, if required by applicable Law and if any event shall occur which requires such action at any time prior to the Company Meeting. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or the filing of such other filings or response letters referred to above (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC or any other Governmental Authority with respect thereto, the party responsible for filing or mailing such document shall consult with the other party and provide the other party an opportunity to review and comment on such document or response and shall include in such document or response comments reasonably proposed by the other party.

(c) Each of the Company and Purchaser shall promptly notify the other if at any time before the Company Meeting it becomes aware that the Company Proxy Statement or any other filing by the Company with the SEC that may be required under applicable Securities Laws with the SEC, if any, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated hereby, including preparing and filing as promptly as practicable all documentation to effect all necessary or appropriate filings, consents, waivers, approvals, authorizations, Permits or orders from all Governmental Authorities or other Persons. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, or cause to be made:

(i) within fifteen (15) Business Days of the date hereof, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby;

(ii) within fifteen (15) Business Days of the date hereof, (A) a request, in the form of a letter from Purchaser to the Commissioner of Competition, in respect of the Arrangement for an advance ruling certificate pursuant to Section 102(1) of the Competition Act or, in the alternative, a No Action Letter and such letter shall explain why the Arrangement will not prevent or lessen, or be likely to prevent or lessen, competition substantially within the meaning of Section 92 of the Competition Act and (B) a notification pursuant to Section 114 (“Competition Notification”), unless the parties hereto, each acting reasonably, mutually agree in writing to either not file a Competition Notification or on an alternative period of time in which to file a Competition Notification (including, for example, filing the notification Competition Notification only if approval under the Competition Act has not been received within a reasonable amount of time after the request contemplated by clause (A) has been made);

(iii) within twenty (20) Business Days of the date hereof, a notification to The Federal Antimonopoly Service of the Russian Federation pursuant to FLN 135;

(iv) within twenty (20) Business Days of the date hereof, appropriate filings with each applicable Governmental Authority for the purpose of obtaining the Telecom Approvals; and

(v) as soon as practicable after the date hereof, all other filings and authorizations required under applicable Law in connection with the transactions contemplated hereby.

(b) Each party agrees to supply, as promptly as reasonably practicable, any information and documentary material that may be reasonably required by the other party in order to make the filings required by this Section 6.2, and such additional information and documentary material that may be requested by a Governmental Authority under applicable Law in connection with the transactions contemplated hereby and use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.2 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations or approvals, as applicable, as required under applicable Law as soon as practicable.

(c) Each of Parent and Purchaser, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.2(a) to obtain all requisite approvals and authorizations for the transactions contemplated hereby, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any filing, submission, communication given by it to, and consult with each other in advance of any meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

(d) In furtherance and not in limitation of the covenants of the parties contained in Section 6.2(a) and Section 6.2(c), if any objections are asserted with respect to the transactions contemplated hereby under any Law or if any Proceeding is instituted (or threatened to be instituted) by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as prohibited by or violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, shall:

(i) take all action necessary to resolve any such objections or suits so as to permit consummation of the transactions contemplated hereby, including offering, negotiating, agreeing to, committing to and effecting, by consent decree, hold separate order, settlement, undertaking, stipulation or otherwise, (A) the sale, divestiture, license or other disposition of any and all of the share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of each of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; (B) the termination, amendment or assignment of existing relationships or contractual rights or obligations of each of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; (C) the change or modification of any course of conduct regarding future operations of each of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand; and (D) any other restrictions on the activities of Parent and Purchaser, on the one hand, and the Company and its Subsidiaries, on the other hand, with respect to, or their ability to retain, one or more of their respective businesses, assets or rights or interests therein (each of the actions in this clause (i), a “Regulatory Requirement”); and

(ii) contest, defend and appeal any Proceedings, whether judicial or administrative, brought or threatened to be brought by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated, lifted or terminated, any order of any kind or nature that would prevent the consummation of the transaction contemplated by this Agreement from occurring prior to the End Date.

(e) Except as expressly provided for in Section 6.2(f), all such efforts pursuant to this Section 6.2 shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 6.2 shall be considered for purposes of determining whether an Intervening Event has occurred or would reasonably be expected to occur. If any Regulatory Requirement agreed to by Parent and/or Purchaser requires action by or with respect to the Company or its Subsidiaries or its or their businesses or assets, and such action would constitute a breach of this Agreement, Parent and Purchaser hereby consent to the taking of such action by the Company and its Subsidiaries to the extent required by such Regulatory Requirement.

(f) Notwithstanding anything to the contrary in this Agreement, in no event (i) will Purchaser’s Affiliates or any other Person (other than Parent, Purchaser, the Company and the Company’s Subsidiaries) be obligated to propose, negotiate, effect or agree to, the sale, divestiture, license or other disposition of any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or otherwise take any action that limits their freedom of action with respect to, or their ability to retain any share capital or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses, or otherwise be obligated to subject itself to any Regulatory Requirement, (ii) will the Company or any of the Company’s Subsidiaries subject itself or any other Person to any Regulatory Requirement without the prior written consent of Purchaser (which consent Purchaser shall grant if such Regulatory Requirement does not involve any Burdensome Condition), (iii) will Parent, Purchaser, the Company or the Company’s Subsidiaries be obligated to subject itself to any Regulatory Requirement unless such Regulatory Requirement is conditioned upon, and only effective as of, the Closing or (iv) will anything in this Section 6.2 require Parent, Purchaser, the Company or the Company’s Subsidiaries, any of their respective Affiliates or any other Person to become subject to any Burdensome Condition.

Section 6.3 Access to Information. (a) Subject to applicable Law, the Company will provide and will cause its Subsidiaries and its and their respective officers and employees to provide Purchaser and its Representatives, and the Debt Financing Sources and their respective Representatives, upon reasonable advance notice, (i) such access to the offices, properties, books and records, management and other personnel of the Company and its Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company and its Subsidiaries) as Purchaser reasonably may request; (ii) monthly financial information of the type set forth in the sample monthly financial report on Section 6.3 of the Company Disclosure Letter, as and when finalized by the Company’s management and (iii) all documents that Purchaser reasonably may request. Notwithstanding the foregoing, none of Purchaser, the Debt Financing Sources or their respective Representatives shall have access to any books, records and other information the disclosure of which (A) would, in the Company’s good faith opinion, result in the loss of attorney-client privilege with respect to such books, records and other information; or (B) would violate any obligation of the Company, that is in existence as of the date hereof or comes into existence after the date hereof in the ordinary course of business, to a third party with respect to confidentiality, if the Company shall have used commercially reasonable efforts to obtain the consent of such third party to such disclosure and to prevent such obligation to come into existence to the extent it comes into existence after the date hereof. The parties will use their reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein.

(c) All information obtained pursuant to this Section 6.3 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.4 Solicitation. (a) Notwithstanding any provision of this Section 6.4 to the contrary (other than Section 6.4(d) and Section 6.4(e)), during the period beginning on the date hereof and continuing until 11:59 p.m., Ottawa, Ontario time, on June 7, 2018 (the “Go-Shop Period End Time”), the Company and its Subsidiaries and their respective directors, officers, employees, consultants, agents, advisors, Affiliates and other representatives (“Representatives”) shall have the right to directly or indirectly: (i) initiate, solicit and encourage, whether publicly or otherwise, Acquisition Proposals from any third party, including by way of providing access to non-public information or Company Employees pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall promptly (and in any event within twenty-four (24) hours) provide to Purchaser any non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, that is provided to any Person given such access and which was not previously provided to Purchaser; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals with any third party or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations or the making of any Acquisition Proposal from any third party. Purchaser shall not, and shall cause each of its Affiliates not to, take any action that such Person knows will interfere with or prevent the participation of any Person, including any director, officer or employee of the Company or any of its Subsidiaries and any bank, investment bank or other potential provider of debt or equity financing, in negotiations and discussions permitted by this Section 6.4(a).

(b) Subject to Section 6.4(c), from and after the Go-Shop Period End Time until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, its Subsidiaries or any of their respective Representatives shall, directly or indirectly: (i) initiate, solicit, propose, knowingly encourage, knowingly facilitate or knowingly assist (including by way of providing or making available information or providing access to its properties, books, records or personnel) the submission of any inquiries, proposals or offers that constitute, or may reasonably be expected to lead to, an Acquisition Proposal or continue or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate any such inquiries, proposals, discussions or negotiations, or furnish or disclose to any Person (other than Purchaser and its Representatives) any information in connection therewith; (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, amalgamation agreement, arrangement agreement, plan of arrangement, letter of intent, term sheet, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or (iii) authorize or commit to do any of the foregoing. Subject to Section 6.4(c), from and after the Go-Shop Period End Time (or, with respect to an Excluded Party, after it ceases to be an Excluded Party), the Company, its Subsidiaries and their respective Representatives shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its Subsidiaries or any Representatives with respect to any potential Acquisition Proposals and, if not already so requested, request the prompt return, destruction or erasure of all confidential information previously furnished to any Persons or their Representatives during any solicitation, encouragement, discussion or negotiation that occurred during the period from the six (6) months prior to the date of this Agreement through the Go-Shop Period End Time (or, with respect to an Excluded Party, through the time that it ceases to be an Excluded Party).

(c) Notwithstanding any other provision of this Agreement or any standstill agreement or similarly restrictive agreement between the Company and any other Person, but subject to Section 6.4(d), if at any time following the date hereof and prior to obtaining the Requisite Vote, (i) the Company receives a bona fide written Acquisition Proposal from a third party not solicited or obtained in violation of Section 6.4(b) and (ii) the Board determines in good faith (after consultation with outside counsel and financial advisors) that (x) such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (y) that the failure to furnish information or enter into discussions or negotiations with such person pursuant to this Section 6.4(c) would be inconsistent with its fiduciary duties under applicable Law, then, prior to obtaining the Requisite Vote, the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided, that (x) the Company and its Representatives will not disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) the Company will promptly provide to Purchaser any non-public information concerning the Company or its Subsidiaries, and access to any Company Employees, provided to such other Person which was not previously provided to Purchaser. Notwithstanding anything to the contrary contained in Section 6.4(b) or this Section 6.4(c), if there is one or more Excluded Parties following the Go-Shop Period End Time, the Company and its Subsidiaries and their respective Representatives may continue to engage in the activities described in Section 6.4(a) after the Go-Shop Period End Time with respect to any such Excluded Party, including with respect to any amended proposal submitted by any such Excluded Party, so long as such Person or group of Persons continues to be an Excluded Party, following the Go-Shop Period End Time until the earlier of the Cut-Off Time and the time that such Excluded Party ceases to be an Excluded Party; provided that the Company, its Subsidiaries and their respective Representatives comply in all material respects with the requirements of this Section 6.4.

(d) The Company shall promptly (and in any event within twenty-four (24) hours) notify Purchaser in the event that the Company, its Subsidiaries or any of its or their respective Representatives receives (i) an Acquisition Proposal from a Person or group of related Persons (but prior to the Go-Shop Period End Time only a written Acquisition Proposal); (ii) any request made after the Go-Shop Period End Time by a Person or group of related Persons other than an Excluded Party for information relating to any potential Acquisition Proposal; or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal made after the Go-Shop Period End Time by a Person or a group of related Persons other than an Excluded Party. Any such notice required by the preceding sentence shall include the identity of the Person or group of Persons (other than, prior to the Go-Shop Period End Time, with respect to an Excluded Party or any party that may become an Excluded Party) making such proposal, request or inquiry and the material terms and conditions thereof (and shall include a copy of any written proposal, inquiry or request, which may, prior to the Go-Shop Period End Time, redact the identity of an Excluded Party or any party that may become an Excluded Party). The Company shall keep Purchaser informed on a prompt and current basis (and in any event within twenty-four (24) hours) as to the status and any material developments, modifications, discussions and negotiations concerning the matters referred to in the two preceding sentences that the Company is required to notify Purchaser in respect of, including the material terms and conditions thereof (and shall include a copy of any written modification or other material documentation relating thereto, which may, prior to the Go-Shop Period End Time, redact the identity of an Excluded Party or any party that may become an Excluded Party). Without limiting the foregoing, after the Go-Shop Period End Time, the Company shall notify Purchaser in writing promptly (and in any event within twenty-four (24) hours) upon providing or making available information or engaging in negotiations concerning an Acquisition Proposal from a Person or group of related Persons pursuant to Section 6.4(c). Notwithstanding anything to the contrary contained in this Section 6.4, the Company and its Representatives shall provide confidential information only in compliance with the requirements of this Section 6.4(d) and the Company and its Subsidiaries shall not be party to any agreement that prohibits the Company from providing or making available to Purchaser any information provided or made available to any other Person pursuant to an Acceptable Confidentiality Agreement or otherwise complying with this Section 6.4.

(e) Neither the Board nor any committee thereof shall directly or indirectly (i) modify or qualify in a manner adverse to Purchaser or withdraw, or publicly propose to modify or qualify in a manner adverse to Purchaser or withdraw, the Recommendation, (ii) approve or make any recommendation to the Company Shareholders in connection with any tender offer, take-over bid or other Acquisition Proposal (other than a recommendation against such offer), (iii) fail to include the Recommendation in the Company Proxy Statement or otherwise take any other action in connection with the Company Meeting or make any other public statement inconsistent with such Recommendation, (iv) fail to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days after Purchaser so reasonably requests in writing after a material event or development (other than a take-over bid, tender offer or exchange offer) (or within such fewer number of days as remains prior to the day that is two (2) Business Days before the Company Meeting), provided that, Purchaser may not make such request prior to the Go-Shop Period End Time, (v) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, fail to recommend, in a solicitation/recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) Business Days of the commencement of such tender offer or exchange offer, or (vi) in the case of a take-over bid or insider bid subject to National Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Administrators, fail to recommend, in a directors’ circular, rejection of such take-over bid or insider bid within fifteen (15) days of the date of such take-over bid or insider bid (any of the actions referred to in the foregoing clauses (i) through (vi) taken by the Board or a committee thereof, a “Recommendation Withdrawal”); provided, that at any time prior to obtaining the Requisite

Vote, if (A) either (1) the Company receives an Acquisition Proposal which the Board concludes in good faith (after consultation with its outside counsel and financial advisors) constitutes a Superior Proposal or (2) the Board concludes in good faith (after consultation with its outside counsel and financial advisors) there has been an Intervening Event and (B) the Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, then the Board may (x) make a Recommendation Withdrawal or (y) terminate this Agreement pursuant to Section 8.1(c)(ii) in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, the Company shall not terminate this Agreement pursuant to Section 8.1(c)(ii) and any purported termination pursuant to Section 8.1(c)(ii) shall be void and of no force or effect, unless the Company has complied with this Section 6.4 (other than with respect to any breach that is de minimis) and concurrently with such termination the Company pays to Purchaser the Termination Fee payable pursuant to Section 8.2(a) and substantially concurrently enters into a definitive agreement providing for such Superior Proposal; and provided, further, that the Board of Directors may not effect a Recommendation Withdrawal pursuant to this Section 6.4(e) or terminate this Agreement pursuant to Section 8.1(c)(ii) unless:

(i) the Company shall have provided prior written notice to Purchaser, at least four (4) Business Days in advance (the “Notice Period”), of its intention to effect a Recommendation Withdrawal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify, as applicable: (A) the material terms and conditions of any such Superior Proposal (notwithstanding anything herein to the contrary, including the identity of the Person or group of Persons making such Superior Proposal) and include all relevant transaction documents or (B) the facts and circumstances in reasonable detail of the Intervening Event;

(ii) during the Notice Period (or such shorter period as is specified in Section 6.4(f) below), the Board and its Representatives have negotiated in good faith with Purchaser (to the extent Purchaser desires to negotiate) regarding any revisions to the terms of this Agreement that may, at Purchaser’s sole discretion, be proposed by Purchaser in response to such Superior Proposal or Intervening Event, as applicable; and

(iii) at the end of the Notice Period (or such shorter period as is specified in Section 6.4(f) below), the Board (A) concludes in good faith (after consultation with its outside counsel and financial advisors) taking into account any adjustment or modification of the terms of this Agreement proposed by Purchaser that is capable of acceptance, that, as applicable, (1) the Acquisition Proposal continues to be a Superior Proposal or (2) the Intervening Event continues to warrant a Recommendation Withdrawal; and (B) concludes in good faith (after consultation with outside counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(f) In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Purchaser and to comply with the requirements of Section 6.4(e) with respect to such new written notice, except that the Notice Period shall be reduced to two (2) Business Days.

(g) The Company agrees that it shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement subsequent to the date hereof which prohibits the Company from complying with this Section 6.4.

(h) Nothing contained in this Section 6.4 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position as required by Rules 14d-9 and 14e-2(a) under the Exchange Act or similar Laws under Canadian Securities Laws or (ii) making any disclosure to the Company Shareholders if, in the good faith judgment of the Board (after consultation with outside counsel), the failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that, notwithstanding the foregoing, nothing in this Section 6.4(h) shall be deemed to permit a Recommendation Withdrawal to be made without complying with Section 6.4(e).

(i) Any breach by any Subsidiaries of the Company, or any directors, officers, employees or Affiliates of the Company or any of its Subsidiaries, of this Section 6.4 shall be deemed a breach by the Company of this Section 6.4. Any material breach by any Representatives of the Company or any of its Subsidiaries (other than any directors, officers, employees or Affiliates of the Company or any of its Subsidiaries) of this Section 6.4 shall be deemed a breach by the Company of this Section 6.4.

Section 6.5 Director and Officer Liability.

(a) From and after the Effective Time, Purchaser shall and shall cause the Company to, to the greatest extent permitted by Law, indemnify and hold harmless (and comply with all of the Company’s and its Subsidiaries’ obligations existing as of the date hereof to indemnify and hold harmless, including obligations to advance funds for expenses) each Person who served or serves as a former or present director, manager or officer of the Company or any of its Subsidiaries and each Person who served or serves as a director, officer, manager, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each such Person, together with such Person’s heirs, executors or administrators, an “Indemnified Person”), against any and all costs or expenses (including attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), incurred in connection with any Proceeding or investigation with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request or for the benefit of the Company or any of its Subsidiaries as a director, officer, member, trustee or fiduciary of another Person, whether asserted or claimed prior to, at or after the Effective Time. Purchaser shall, and shall cause the Company to, use reasonable best efforts to assist in the defense of such matter with the Indemnified Person in the defense of any such Proceeding.

(b) As of the Effective Time, the Company shall have purchased, and, following the Effective Time, Purchaser shall cause the Company to maintain, a tail policy to the current policy of directors’ and officers’ liability insurance maintained on the date hereof by the Company (the “Current Policy”), which tail policy shall be effective for a period from the Effective Time through and including the date six (6) years after the Effective Date with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and which tail policy shall contain substantially the same coverage and amount as, and contain terms and conditions no less favorable, in the aggregate, than the coverage currently provided by the Current Policy; provided, that the Company shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such tail policy shall not exceed 300% of the Company’s current annual premium for its Current Policy (the “Current Premium”), it being understood that if the cost of such tail policy would exceed 300% of the Current Premium then the Company shall purchase a tail policy that contains the highest level of coverage that can be obtained for such amount.

(c) This Section 6.5 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by each Indemnified Person (each of whom shall, for the avoidance of doubt, be deemed third-party beneficiaries of this Agreement for purposes of this Section 6.5) and shall be binding on Purchaser, the Company and their successors and assigns. In the event that Purchaser or the Company, as applicable, or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person (including by dissolution), then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser or the Company, as applicable, assume and honor the obligations set forth in this Section 6.5.

(d) The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any insurance policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.5 is not prior to or in substitution for any such claims under any such policies.

Section 6.6 Public Announcements. The initial press release issued by Purchaser and the Company concerning this Agreement and the transactions contemplated hereby shall be a joint press release, the contents of which have received prior approval from both such parties, and thereafter, except with respect to any press release or other public statement in connection with a Recommendation Withdrawal or any action taken pursuant to and, in each case, only to the extent permitted by Section 6.4(e), Section 6.4(h) or Article VIII), so long as this Agreement is in effect, the parties will consult with each other in good faith before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press release or public statement as may be required by applicable Law, will not issue any such press release or make any such public statement without the consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the restrictions set forth in this Section 6.6 shall not apply to any press release or other public statement issued or made, or proposed to be issued or made, that is consistent in all material respects with previous press releases or public statements made by a party hereto in accordance with this Section 6.6.

Section 6.7 Employee Matters.

(a) Without limiting any additional rights that any Company Employee employed by the Company or any of its Subsidiaries at the Effective Time (“Current Employee”) may have under any Company Benefit Plan, Purchaser shall, or shall cause the Company and each of its Subsidiaries, for so long as a Current Employee remains employed by Purchaser and its Subsidiaries during the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for such Current Employee (i) his or her salary or hourly wage rate, commission structure and opportunities, and/or target cash bonus opportunities that are each no less favorable, and (ii) all other compensation and benefits, including severance, that are substantially comparable in the aggregate, to those maintained for and provided to such Current Employee immediately prior to the Effective Time; provided, however, nothing herein shall prevent the amendment or termination of any Company Benefit Plans or interfere with Purchaser’s or Company’s right or obligation to make such changes as are necessary to conform with applicable Law. Nothing in this Section 6.7 shall limit the right of Purchaser, the Company or any of its Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable Law and any applicable Company Benefit Plan.

(b) As of and after the Effective Time, Purchaser shall, or shall cause the Company to, give each Current Employee full credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accruals, except for purposes of vacation and severance) under any Employee Benefit Plans and any other pension, supplemental pension, retirement, employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements, in each case maintained for the benefit of Current Employees as of and after the Effective Time by Purchaser, the Company or its Subsidiaries (each, a “Purchaser Plan”) for such Current Employee’s service with the Company and its Subsidiaries and their predecessor entities prior to the Effective Time, to the same extent such service is recognized as of immediately prior to the Effective Time by Purchaser, the Company or its Subsidiaries under comparable Company Benefit Plans. With respect to each Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) and any other similar plan maintained in a jurisdiction other than the United States, with respect to which a Current Employee becomes eligible to participate for the first time after the Effective Time and during the year in which the Effective Time occurs, Purchaser shall, or shall cause the Company and its Subsidiaries to, where applicable, use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Effective Time occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under the corresponding Company Benefit Plan in which such Current Employees and their eligible dependents participated immediately prior to the Effective Time.

(c) From and after the Effective Time, Purchaser shall, or shall cause the Company and its Subsidiaries to, assume and honor, in accordance with their respective terms,

(i) each existing employment, change in control, severance and termination plan, policy or agreement of or between the Company or any of its Subsidiaries, on the one hand, and any officer, director or employee of that company, on the other hand, (ii) each bonus plan, program or agreement and (iii) all obligations pursuant to existing compensation and benefit arrangements of the Company or its Subsidiaries in effect as of the Effective Time, in the case of each of the foregoing clauses (i), (ii) and (iii), to the extent legally binding on the Company or any of its Subsidiaries; provided that, for the avoidance of doubt, the foregoing shall not prohibit Purchaser, the Company, or any of their respective Subsidiaries from amending or terminating any plan, policy, program, agreement, or arrangement referenced in the foregoing clauses (i), (ii) and (iii) to the extent permitted by the terms thereof.

(d) The provisions of this Section 6.7 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) confer upon or give to any person (including, for the avoidance of doubt, any Company Employees), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.7) under or by reason of any provision of this Agreement, (ii) establish, amend, or modify any benefit plan, program, agreement or arrangement, including any Company Benefit Plan or any Purchaser Plan, (iii) alter or limit the ability of any of Purchaser, the Company, or any of their respective Subsidiaries, to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) is intended to confer upon any Company Employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 6.8 Financing.

(a) From and after the date hereof and prior to the Effective Time, or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall provide, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, taken as a whole), including (i) participation, including participation by management of the Company with appropriate seniority and expertise, on a timely basis in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies; (ii) assisting Parent and the Debt Financing Sources with the preparation of materials for rating agency presentations, bank information memoranda, business projections, marketing materials and similar documents required in connection with the Debt Financing; (iii) executing and delivering any pledge and security documents, guarantees, currency or interest rate hedging arrangements, other definitive financing documents or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters and consents of auditors for use of their reports in any materials relating to the Debt Financing) and otherwise reasonably facilitating the pledging of collateral (including obtaining third party consents and estoppels); provided, that, in each case, any such document, certificate, opinion or pledge shall be conditioned on Closing and shall only be effective at or after the Effective Time; (iv) furnishing Parent and the Debt Financing Sources as promptly as practicable with all Required Information and as promptly as practicable, informing Parent if the Company or its Subsidiaries have actual knowledge of any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of the Required Information; (v) taking all actions reasonably necessary to (A) permit the Debt Financing Sources to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) effective on or after the Effective Time, establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing; (vi) taking all corporate actions, and other actions that are reasonably requested by Parent and within the control of the Company or its Subsidiaries, to satisfy any requirements necessary to consummate the Debt Financing and the direct borrowing or incurrence of all of the proceeds of the Debt Financing by Parent or the Company, as applicable; provided that the corporate actions described in clause (vi) shall be conditioned on Closing and shall only be effective on or after the Effective Time; (vii) promptly furnishing to Parent and the Debt Financing Sources at least four (4) Business Days prior the Effective Date with all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to the Company or its Subsidiaries, in each case reasonably requested by Parent at least seven (7) Business Days prior to the Effective Date; (viii) assisting Parent in connection with the preparation of pro forma financial information and pro forma financial statements of the Company and its Subsidiaries of the type required by the Debt Financing Commitment or necessary or reasonably required by Debt Financing Sources to be included in any customary marketing materials; provided that none of the Company or any of its Subsidiaries or Representatives shall be required to actually prepare any such pro forma financial information; and (ix) providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders or investors and containing customary representations that the public side versions of such documents do not include material non-public information about the Company or its Subsidiaries or their securities and the accuracy of the information contained in the disclosure and the marketing materials. None of the Company or any of its Subsidiaries shall be required to pay prior to the Effective Time any commitment or other similar fee in connection with the Debt Financing that is not promptly (within five (5) Business Days of delivery of documentation evidencing such cost or expense) reimbursed by Parent. Parent shall on the earlier of the Effective Date and the termination of this Agreement, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities and Damages suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by or on behalf of the Company or the Subsidiaries), in each case, other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or material breach of this Section 6.8 by, the Company or any of its Subsidiaries or their respective Representatives (the reimbursement and indemnification obligations of Parent set forth in this sentence and in Section 6.14 are referred to, collectively, as the “Reimbursement Obligations”). The Company hereby consents to the use of its and its Subsidiaries’ trademarks and logos in connection with the Debt Financing, provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their trademarks or logos. All non-public or otherwise confidential information regarding the Company obtained by Parent or its Representatives pursuant to this Section 6.8(a) shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that (x) such information may be shared on a confidential basis with any actual or prospective Debt Financing Sources, their representatives and Affiliates in connection with the Debt Financing and (y) Parent, its Representatives and the Debt Financing Sources shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing so long as Parent and its Representatives reasonably cooperate with the Company in order to permit the Company to comply with its obligations under applicable Law relating to the disclosure of such confidential information.

(b) Parent shall use its reasonable best efforts to arrange the Debt Financing on the terms and conditions in the Debt Financing Commitments at or prior to the Effective Time, including (i) negotiating definitive agreements with respect thereto on the terms and conditions contained therein or on other terms, taken as a whole, no less favorable to Parent, (ii) satisfying on a timely basis all conditions applicable to Parent in such definitive agreements that are within its control and (iii) enforcing all of its rights under the Debt Financing Commitments (or any definitive agreements with respect thereto), including by filing one or more Proceedings against the Debt Financing Sources to fully enforce the Debt Financing Sources’ obligations under the Debt Financing Commitments. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments, Parent shall use its reasonable best efforts to obtain alternative financing commitments from alternative sources on terms, taken as a whole, no less favorable to Parent (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event. For purposes of this Section 6.8(b), the term “Debt Financing Commitments” shall be deemed to include any such commitment with respect to an alternative financing to the extent such commitment is then in effect and the term “Debt Financing” shall be deemed to include any alternative financing so obtained or arranged by Parent. Parent shall keep the Company reasonably apprised of material developments relating to the Debt Financing.

(c) Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Debt Financing Commitments and Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other material provision under the Equity Commitment Letters, in each case, without the consent of the Company if such amendments, modifications or waivers would impose any new or additional condition or otherwise amend, modify or waive any of the conditions to the receipt of the applicable Financing, in each case in a manner that would be reasonably likely to cause any material delay in the satisfaction of the conditions set forth in Article VII (it being understood that Parent may, without the consent of the Company, amend, restate, modify, supplement or replace the Debt Financing Commitments to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities and to provide for the assignment and reallocation of a portion of the financing commitments).

(d) In no event shall Purchaser or any of its Affiliates (i) award any investment banker or financial advisor any financial advisory role on an exclusive basis, or

(ii) engage any bank or investment bank or other provider of debt financing on an exclusive basis (or otherwise on terms that would reasonably be expected to prevent such provider from providing or seeking to provide financing to any third party in connection with an Acquisition Proposal), in the case of clauses (i) and (ii) in connection with the transactions contemplated hereby; provided, however, that the foregoing shall not restrict any arrangements with Evercore Group L.L.C., BMO Capital Markets Corp., Credit Suisse Securities (USA) LLC or TD Bank, N.A. (or any of their respective Affiliates) as financial advisors but not, for the avoidance of doubt, exclusive arrangements as debt financing sources. Until the Go-Shop Period End Time, and after such time with respect to an Excluded Party, if any, until the time that it ceases to be an Excluded Party, neither Purchaser nor any of its Affiliates shall seek or obtain any equity commitments or equity financing in respect of the transactions contemplated hereby, or provide any information in respect thereof to any potential investor in Purchaser, or any of Purchaser’s or any such investor’s financing sources or potential financing sources or other Representatives who have not been provided any such information prior to the date hereof. Purchaser shall cause its Affiliates to comply with the foregoing covenant. In addition, Purchaser and its Affiliates shall not cause any of the portfolio companies affiliated with Searchlight Capital Partners, L.P. that would, but for the provisos in the definition of “Affiliate”, be Affiliates of Purchaser, to take any of the actions prohibited by the foregoing covenant.

(e) Notwithstanding anything in this Agreement or in the Confidentiality Agreement to the contrary, Purchaser and its respective Affiliates may enter into discussions, negotiations, arrangements or understandings with respect to equity financing or equity financing commitments in respect of the transactions contemplated by this Agreement (including confidentiality and exclusivity agreements) with any Person that (y) is an Equity Financing Source or a limited partner (or equivalent) of investment funds of Searchlight Capital Partners, L.P. as of the date hereof (or an Affiliate thereof), or (z) is set forth on Section 6.8(d) of the Company Disclosure Letter, in each case of (y) and (z) and any advisor thereof; and provide information in connection therewith, without any such Persons being required to execute a joinder to the Confidentiality Agreement or otherwise enter into a confidentiality agreement.

(f) Notwithstanding anything in this Agreement to the contrary, the Company’s breach of any of its covenants and agreements required to be performed by it under Section 6.8(a) will not be considered in determining the satisfaction of the conditions in Section 7.2(b) unless such breach results in, or is a cause of, Parent being unable to obtain the proceeds of the Debt Financing prior to or at the Closing.

Section 6.9 Treatment of Company Credit Agreement. The Company shall deliver all notices in accordance with the terms of the Company Credit Agreement and any related loan document, and take all other reasonable actions to facilitate, and shall use reasonable best efforts to obtain and deliver to Purchaser no later than three (3) Business Days prior to the Effective Time a customary, executed payoff letter (the “Payoff Letter”) with respect to, (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all Indebtedness for borrowed money, if any, of the Company and its Subsidiaries outstanding as of the Closing, but excluding any contingent indemnification obligations that are not then due and payable and that by their terms are to survive the termination of the Company Credit Agreement and the related loan documents and any letters of credit or similar instruments that are cash collateralized on the Effective Date in accordance with the terms of the Company

Credit Agreement and the related loan documents) under the Company Credit Agreement and the related loan documents, (ii) the termination of the Company Credit Agreement and all related loan documents and (iii) the release of all Liens and guarantees related to the Company Credit Agreement and the related loan documents; provided that (A) in no event shall this Section 6.9 require the Company to cause any such satisfaction, termination or release other than at the Effective Time and (B) Purchaser shall provide, or cause to be provided, all funds required to effect such repayment.

Section 6.10 Confidentiality Agreement. Purchaser acknowledges the terms of the Confidentiality Agreement, and the parties hereto acknowledge and agree that this Agreement does not in any manner modify or limit the Company’s rights under such agreement other than as expressly specified in Section 6.8(e); provided that Sections 7, 9 and 10 of the Confidentiality Agreement are hereby terminated and of no force or effect. The Company shall not amend or grant any waiver of any confidentiality or similar agreement, other than any standstill obligation therein.

Section 6.11 Management. In no event shall Purchaser or any of its Affiliates, Representatives or investors in Purchaser enter into any arrangements with any Company Employee that prohibits or restricts such Company Employee from discussing, negotiating or entering into, any arrangements with any third party in connection with an Acquisition Proposal not otherwise in violation of Section 6.4; provided, that this Section 6.11 does not prohibit the entering into of any rollover agreements approved by the Board. Purchaser shall cause its Affiliates, Representatives and each investor in Purchaser to comply with the foregoing covenant.

Section 6.12 Company Plans. At or prior to the Effective Time, the Company, the Board or the Compensation Committee of the Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to the Company Options, Company RSUs and Company PSUs. The Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Litigation. The Company shall promptly notify Purchaser of any Proceeding brought or threatened against the Company or its directors by or on behalf of any holder of any Company Securities relating to this Agreement or the transactions contemplated hereby and shall keep Purchaser reasonably and promptly informed with respect to the status thereof. The Company shall give Purchaser the right to review and comment on all material filings or responses to be made by the Company in connection with any such Proceeding (and the Company shall in good faith take such comments into account) and the opportunity to participate in the defense and settlement of such Proceeding, and the Company shall not agree to any such settlement without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.14 Reorganization.

(a) The Company shall, and shall cause each of its Subsidiaries to, reasonably cooperate with Purchaser in planning, preparing and effectuating any reorganization of the Company’s or any of its Subsidiaries’ corporate structure, capital structure, business or operations, or transfer of securities, assets or business, in each case, to be completed prior to the Closing, as Purchaser may reasonably request or as may be necessary or appropriate to complete the transactions contemplated hereby, including amalgamations, liquidations, reorganizations or stock or asset transfers (each a “Reorganization Transaction”), and to use its commercially reasonable efforts to implement any such Reorganization Transaction as Purchaser may reasonably request; provided, however, that (i) such Reorganization Transaction does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (ii) such Reorganization Transaction is not, in the opinion of the Company, acting reasonably, prejudicial to the holders of Company Securities, the Company or any of its Subsidiaries and does not result in Taxes being imposed on, or any adverse Tax or other consequences to, any holder of Company Securities, (iii) such Reorganization Transaction shall not materially impede or delay, or prevent, the receipt of any regulatory approvals, the satisfaction of any other conditions set forth in Article VII, the ability of Purchaser to obtain the Financing or consummation of the transactions contemplated hereby, (iv) such Reorganization Transaction does not require the Company to obtain the approval of the Company Shareholders (other than is obtained by virtue of the approval of the Arrangement) and does not require the Company or any of its Subsidiaries to obtain any consent of any third party if obtaining such consent would reasonably be expected to materially impede or delay the consummation of the transactions contemplated hereby, (v) Purchaser shall pay all direct or indirect costs and liabilities, fees, Damages, penalties and Taxes that may be incurred by the Company or its Subsidiaries as a consequence of the implementation of or to unwind any such Reorganization Transaction if the Arrangement is not completed, including actual out-of-pocket costs and expenses for filing fees and expenses of external counsel and auditors which may be incurred in connection with such Reorganization Transaction, (vi) no such Reorganization Transaction or any action of the Company or its Subsidiaries requested by the Purchaser in connection therewith shall be considered to constitute a breach of the representations, warranties, covenants or agreements of the Company hereunder or in determining whether any of the conditions in Section 7.1 or Section 7.2 have been satisfied, (vii) such Reorganization Transaction shall not be contrary to applicable Laws or the organizational documents of the Company or any of its Subsidiaries (excluding wholly owned Subsidiaries) and would not result in any breach by the Company or any of its Subsidiaries of any Contract or Permit and (viii) such Reorganization Transaction shall not become effective unless Purchaser has irrevocably waived or confirmed in writing the satisfaction of all conditions in Section 7.1 and Section 7.2 and shall have confirmed in writing that it will, upon completion of the Reorganization Transaction, promptly and without condition or delay proceed to effect the Arrangement and (ix) such Reorganization Transaction is effected as close as reasonably practicable to the Effective Time.

(b) Purchaser shall provide written notice to the Company of any proposed Reorganization Transaction at least ten (10) Business Days prior to the anticipated Effective Time. Upon receipt of such notice, Purchaser and the Company shall, subject in all cases to Section 6.14(a), work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary, including making amendments to this Agreement or the Plan of Arrangement, to give effect to such Reorganization Transaction. No Reorganization Transaction will be made effective unless (i) it is reasonably certain, after consulting with the Company, that the Arrangement will become effective, (ii) such Reorganization Transaction can be reversed or unwound without materially adversely affecting the holders of Company Securities, the Company or any of its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated (after giving effect to any reimbursement required by to this Section 6.14), or (iii) the Company otherwise consents to such Reorganization Transaction, acting reasonably. The obligation of Purchaser to reimburse the Company for fees and expenses and be responsible for costs as set out in this Section 6.14 will be in addition to any other payment Purchaser may be obligated to make hereunder and will survive termination of this Agreement. If the Arrangement is not completed for any reason, and without prejudice to any other remedy of the Company, Purchaser hereby indemnifies and holds harmless the Company and its Subsidiaries and their respective Representatives from and against all liabilities, losses, Damages, Taxes suffered or incurred by any of them in connection with or as a result of any Reorganization Transaction, or to reverse or unwind any Reorganization Transaction.

(c) Without limiting the generality of the foregoing, but subject in all cases to Section 6.14(a) and Section 6.14(b), the Company acknowledges that Purchaser may enter into one or more transactions (the “Bump Transactions”) designed to step up the adjusted cost base of certain non-depreciable capital property of the Company or its Subsidiaries for purposes of the ITA, and agrees to use commercially reasonable efforts to assist Purchaser and to provide information reasonably required by Purchaser in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by Purchaser.

Section 6.15 Parent. Parent will cause Purchaser to comply with all of its obligations under this Agreement.

Section 6.16 Certain French Subsidiaries. Purchaser and the direct and indirect equityholders of Purchaser intend to cause any Subsidiaries that are organized in France to be directly or indirectly transferred to the Subsidiaries of the direct and indirect equityholders of Purchaser that are organized in France, and Purchaser and its direct and indirect equityholders intend to effect this transfer immediately after the Closing, all in accordance with, and for the purpose of applying, the provisions of section 223 B, c, of the French tax code (code général des impôts). Nothing described in this Section 6.16 will impede or delay, or prevent, the receipt of any regulatory approvals, the satisfaction of any other conditions set forth in Article VII, the ability of Purchaser to obtain the Financing or consummation of the transactions contemplated hereby.

ARTICLE VII

CONDITIONS TO THE ARRANGEMENT

Section 7.1 Conditions to the Obligations of Each Party. The obligations of each of the Company, Purchaser and Parent to consummate the Arrangement are subject to the satisfaction of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, with the written consent of each of Purchaser and the Company):

(a) Shareholder Approval. The Arrangement shall have been approved by the Requisite Vote and in accordance with any additional conditions which may be imposed by the Interim Order.

(b) Interim Order and Final Order. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Purchaser, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(c) Regulatory Approvals.

(i) Any applicable waiting period (or extensions thereof) or approvals under each Competition Law set forth on Section 7.1(c)(i) of the Company Disclosure Letter shall have expired, been terminated, been waived or been obtained; and

(ii) All filings, consents and approvals of (or filings or registrations with) any Governmental Authority required in connection with the transactions contemplated by this Agreement and set forth on Section 7.1(c)(ii) of the Company Disclosure Letter (the “Telecom Approvals”) shall have been obtained or made and shall be in full force and effect, and any applicable waiting periods in respect thereof shall have expired or been terminated.

(d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect which prohibits, restrains or renders illegal the consummation of the Arrangement.

Section 7.2 Conditions to the Obligations of Purchaser. The obligations of Purchaser and Parent to consummate the Arrangement are subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of Purchaser):

(a) Representations and Warranties. Each representation and warranty (i) set forth in the second sentence of Section 3.5(a) and the first sentence of Section 3.5(b) shall be true and correct in all respects both as of the date of this Agreement and at and as of the Closing as if made at and as of such time, other than failures to be true and correct which, individually or in the aggregate, are a de minimis inaccuracy, (ii) set forth in Section 3.1, Section 3.2, Section 3.5(a) (other than the second sentence), Section 3.5(b) (other than the first sentence), Section 3.18 and Section 3.20 shall be true and correct in all material respects both as of the date of this Agreement and at and as of the Closing as if made at and as of such time; (iii) set forth in Section 3.10(a) shall be true and correct both as of the date of this Agreement and as at and as of the Closing as if made at and as of such time; and (iv) set forth in Article III, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” set forth therein) both as of the date hereof and at and as of the Closing as if made at and as of such time, except in the case of this clause (iv) where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder.

(c) Officer’s Certificate. Purchaser shall have received a certificate signed by a senior officer of the Company certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d) Material Adverse Effect. Since the date of this Agreement, no Change that is a Material Adverse Effect shall have occurred and be continuing.

(e) Dissent Rights. Dissent Rights shall not have been exercised in respect of more than 10% of the outstanding Shares.

Section 7.3 Conditions of the Obligations of the Company. The obligation of the Company to consummate the Arrangement is subject to the satisfaction or valid waiver of the following further conditions (which may be waived, in whole or in part, with the written consent of the Company):

(a) Representations and Warranties. Each representation and warranty of Purchaser and Parent contained in this Agreement shall be true and correct as of the Closing as if made at and as of such time, except where the failure of any such representation and warranty to be so true would not prevent the consummation of the transactions contemplated hereby; provided, in each case, that any representation and warranty made as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only.

(b) Performance of Obligations of Purchaser. Purchaser and Parent shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder.

(c) Officer’s Certificate. The Company shall have received a certificate signed by a senior officer of Purchaser and Parent certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Arrangement and other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding any prior approval of the Arrangement by the Company Shareholders):

(a) by mutual written consent of the Company and Purchaser;

(b) by either the Company or Purchaser, if:

(i) the Effective Time shall not have occurred on or before 5:00 p.m., New York City time, on January 23, 2019 (the “End Date”) unless the failure of the Effective Time to occur by such time is the result of, or caused by, the failure of the party seeking to exercise such termination right (with respect to Purchaser, including Parent) to perform or observe any of the covenants or agreements of such party (with respect to Purchaser, including Parent) set forth in this Agreement; provided, however, that if as of immediately prior to such time, all the conditions to Closing, other than the conditions set forth in Section 7.1(c), shall have been satisfied or shall be capable of being satisfied, the End Date may be extended by either Purchaser or the Company by written notice to the other party to April 22, 2019, which date shall thereafter be deemed to be the End Date;

(ii) if any Restraint having the effect set forth in Section 7.1(d) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party if their (with respect to Purchaser, including Parent’s) breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Restraint; or

(iii) at the Company Meeting or any adjournment thereof at which the Arrangement has been voted upon, the Company Shareholders and Company Warrant Holder fail to approve the Arrangement in accordance with the Interim Order.

(c) by the Company:

(i) if a breach of any representation, warranty, covenant or agreement on the part of Purchaser or Parent set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the 30th (thirtieth) day after giving of written notice thereof by the Company to Purchaser; provided, however, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(ii) prior to obtaining the Requisite Vote, in order to substantially concurrently enter into a definitive acquisition agreement providing for a Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.4(e); or

(iii) if (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (B) Purchaser fails to consummate the Closing on the date required pursuant to Section 2.7, (C) the Company has irrevocably confirmed to Purchaser in writing that it is ready, willing and able to consummate the Closing; and (D) Purchaser fails to consummate the Closing within two (2) Business Days after the delivery of the notice described in clause (C).

(d) by Purchaser, if:

(i) there has been a Willful and Material Breach of any of the obligations under Section 6.4;

(ii) a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement (other than its obligations under Section 6.4) shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied, and such breach is incapable of being cured by the End Date or has not been cured prior to the 30th (thirtieth) day after the giving of written notice thereof by Purchaser to the Company; provided, however, that neither Purchaser or Parent is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; or

(iii) (A) the Board or any committee thereof shall have effected a Recommendation Withdrawal, or publicly proposed to effect a Recommendation Withdrawal or (B) the Company fails to include the Recommendation in the Company Proxy Statement.

The party desiring to terminate this Agreement shall give notice to the other party in accordance with Section 9.1 specifying the provision or provisions pursuant to which said termination is effective.

Section 8.2 Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Purchaser pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii), then the Company shall pay the Termination Fee to Parent (or as directed by Parent) as directed in writing by Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(c)(ii) or within two (2) Business Days following termination of this Agreement in the case of a termination pursuant to Section 8.1(d)(i) or Section 8.1(d)(iii).

(b) In the event that (1) this Agreement is terminated by Purchaser or the Company pursuant to (i) Section 8.1(b)(i) or Section 8.1(b)(iii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii)), or (ii) is terminated by Purchaser pursuant to Section 8.1(d)(ii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(d)(ii)) and, (2) at any time after the date hereof and prior to such termination, an Acquisition Proposal shall have been publicly announced or publicly made known and not publicly withdrawn (or, in the case of clause (ii), shall have been communicated or made known to the Board and not withdrawn) and, (3) if within twelve (12) months after such termination, the Company or any of its Subsidiaries consummates an Acquisition Proposal, or enters into a definitive agreement with respect to an Acquisition Proposal which is subsequently consummated, then, on the date of the consummation of such Acquisition Proposal, the Company shall pay the Termination Fee to Parent (or as directed by Parent) (for purposes of the foregoing clauses (2) and (3), references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”).

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay to the Company the Purchaser Termination Fee within two (2) Business Days following such termination by the Company.

(d) In the event that this Agreement is terminated by Purchaser or the Company pursuant to Section 8.1(b)(iii) (or is terminated by the Company pursuant to a different section of Section 8.1 at a time when this Agreement was terminable by Purchaser pursuant to Section 8.1(b)(iii)), then the Company shall pay Parent (or as directed by Parent) $7,500,000 (the “Expense Reimbursement”) in respect of expenses incurred by Parent, Purchaser and their respective Affiliates in connection with this Agreement and the transactions contemplated hereby without need for supporting documentation within two (2) Business Days following such termination. Any Expense Reimbursement shall be credited against any subsequently payable Termination Fee.

(e) Any amount that becomes payable pursuant to Section 8.2(a), Section 8.2(b), Section 8.2(c) or Section 8.2(d) shall be paid by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment.

(f) Each of the Company, Parent and Purchaser acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated hereby, and that, without these agreements, neither the Company, Parent nor Purchaser would have entered into this Agreement, and that any amounts payable pursuant to this Section 8.2 are not a penalty. If the Company fails to pay as directed in writing by Parent any amounts due to accounts designated by Parent pursuant to this Section 8.2 within the time periods specified in this Section 8.2 or Parent fails to pay the Company any amounts due to the accounts designated by the Company pursuant to this Section 8.2 within the time periods specified in this Section 8.2, the Company or Parent, as applicable, shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Purchaser or Parent, on the one hand (which shall be paid to Parent (or as directed by Parent)) or the Company, on the other hand, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal plus 5.0%, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment (the obligations in this sentence are referred to collectively as the “Enforcement Expenses”).

(g) Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.10 with respect to equitable remedies, the Company’s right to receive payment of a Purchaser Termination Fee and any Enforcement Expenses from Parent pursuant to this Section 8.2 or Section 6.15 or from the Guarantors pursuant to the Guarantee shall be the sole and exclusive remedy available to the Company, its Affiliates and its Subsidiaries against Parent, Purchaser, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents and the Debt Financing Sources (collectively, the “Purchaser Related Parties”) with respect to this Agreement and any other Transaction Document and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby (including the Financing) to be consummated under any theory or for any reason), and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby (except that the applicable parties shall also be obligated with respect to, and the applicable parties may be entitled to remedies with respect to the Confidentiality Agreement, the Guarantee and the Reimbursement Obligations).

(h) Notwithstanding anything to the contrary in this Agreement, but except as provided in Section 9.10 with respect to equitable remedies and in Section 8.3, Parent’s right to receive or direct payment of the Termination Fee or the Expense Reimbursement in the circumstances in which it is payable (and, in the case of the Expense Reimbursement, in the event that the Termination Fee does not become payable pursuant to Section 8.2(b)) and any Enforcement Expenses from the Company pursuant to this Section 8.2 shall be the sole and exclusive remedy available to Parent, Purchaser and their respective Affiliates for money damages against the Company, its Subsidiaries and any of their respective former, current, or future shareholders, directors, officers, Affiliates or agents (collectively, the “Company Related Parties”) with respect to this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby (including for any liabilities and Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated under any theory or for any reason), and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, any other Transaction Document and the transactions contemplated hereby and thereby.

Section 8.3 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Purchaser or Parent, except that the Guarantee referred to in Section 4.8, the Reimbursement Obligations and Section 6.3(b), Section 8.2, Section 8.3 and Article IX will survive the termination hereof in accordance with their respective terms and the terms hereof; provided, however, that nothing herein shall relieve the Company from liabilities for Damages incurred or suffered by the Purchaser or Parent as a result of any actual and intentional fraud or Willful and Material Breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent of such Damages.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given:

if to Purchaser or Parent, to:

MLN AcquisitionCo ULC

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 27th Floor

New York, New York

Attention: Nadir Nurmohamed

Email:       nnurmohamed@searchlightcap.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 W. 52nd StreetNew York,

New York 10019

Attention: Steve Cohen / Victor Goldfeld

Email:       SACohen@wlrk.com / VGoldfeld@wlrk.com

and

Goodmans LLP

333 Bay St., Suite 3400

Toronto, Ontario, Canada

M5H 2S7

Attention: Robert Vaux / Jamie van Diepen

Email:       rvaux@goodmans.ca / jvandiepen@goodmans.ca

if to the Company, to:

Mitel Networks Corporation

350 Legget Drive

Kanata, Ontario, Canada K2K 2W7

Attention: Greg Hiscock

Email:       greg.hiscock@mitel.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Ross Fieldston / Adam M. Givertz

Email:       rfieldston@paulweiss.com / agivertz@paulweiss.com

and

Osler, Hoskin & Harcourt LLP

100 King Street West

1 First Canadian Place

Suite 6200, P.O. Box 50

Toronto ON M5X 1B8

Attention: Jeremy Fraiberg

Email:       jfraiberg@osler.com

or such other address or facsimile number as such party may hereafter specify by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) on the day of sending, if sent by email prior to 5:00 p.m., New York City time, on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m., New York City time, on any Business Day or on any day other than a Business Day or (b) if given by any other means, when delivered at the address specified in this Section 9.1.

Section 9.2 Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. For the avoidance of doubt, Section 6.5 shall survive for six (6) years from the Effective Time and shall be enforceable by the Indemnified Persons against Purchaser and the Company during such period. Each of Purchaser and the Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) no party makes, and has not made, any representations or warranties relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement, (b) no person has been authorized by any party to make any representation or warranty relating to itself or its businesses or otherwise in connection with the transactions contemplated by this Agreement and, if made, such representation or warranty must not be relied upon as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to any party or any of its Representatives are not and shall not be deemed to be or to include representations or warranties unless any such materials or information is expressly the subject of any representation or warranty set forth in this Agreement.

Section 9.3 Expenses. Except as otherwise expressly provided in Section 6.8, Section 6.14 and Section 8.2, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.4 Amendment. Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may be amended by an instrument in writing signed by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, whether before or after approval of the Arrangement by the Company Shareholders; provided, however, that (a) after approval of the Arrangement by the Company Shareholders, no amendment may be made which under applicable Law requires the further approval of the Company Shareholders without such further approval and (b) Section 8.2(g), this Section 9.4, Section 9.7, Section 9.10(d), Section 9.11(c), Section 9.11(d) and Section 9.13, to the extent relating to the Debt Financing Sources, may not be amended without the prior written consent of the Debt Financing Sources.

Section 9.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.6 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto (and any purported assignment without such consent shall be void and without effect), except that each of Purchaser and Parent may assign all or any of its rights and obligations hereunder (a) to any Affiliate thereof or (b) to any Financing Source pursuant to the terms of the Debt Financing for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and, after the Effective Date, any such Financing Source may exercise all of the rights and remedies of Purchaser or Parent, as applicable (or its Affiliate, as applicable) hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the Debt Financing; provided, however, that no such assignment shall relieve Purchaser or Parent of any of its obligations hereunder.

Section 9.7 Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective only when actually signed by each party hereto and each such party has received counterparts hereof signed by the other party hereto. No provision of this Agreement is intended to or shall confer upon any Person other than the parties hereto any rights or remedies hereunder or with respect hereto, except (a) the Indemnified Persons are express beneficiaries of and may enforce Section 6.5, (b) the Purchaser Related Parties are express beneficiaries of and may enforce Section 8.2(g) and Section 9.13, (c) the Company Related Parties are express beneficiaries of and may enforce Section 8.2(h) and Section 9.13 and (d) the Debt Financing Sources are express beneficiaries of and may enforce Section 9.4, this Section 9.7, Section 9.10(d), Section 9.11(c) and Section 9.11(d).

Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.9 Entire Agreement. This Agreement (including to the extent referred to herein, the Confidentiality Agreement, the Financing Commitments and the Guarantee) constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all oral or written prior agreements and understandings between the parties with respect to such subject matter. In entering into this Agreement no party is relying upon any promise, statement or representation made by or on behalf of any party except as expressly set forth herein. The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.10 Remedies. (a) Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by applicable Law on such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. For the avoidance of doubt, notwithstanding anything herein to the contrary, although the Company may pursue both a grant of specific performance and payment of the Purchaser Termination Fee, under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive: (i) both (A) a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letters) or the Closing to occur or other equitable relief, on the one hand, and (B) payment of any monetary damages whatsoever and/or the payment of the Purchaser Termination Fee, the Enforcement Expenses and the Reimbursement Obligations, on the other hand; or (ii) both (A) payment of any monetary damages whatsoever, on the one hand, and (B) payment of the Purchaser Termination Fee, the Enforcement Expenses and the Reimbursement Obligations, on the other hand.

(b) The parties hereto agree that irreparable damage would occur, monetary damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or threatened to be breached). It is accordingly agreed that in the event of a breach or threatened breach of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. The parties irrevocably waive any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor.

(c) Notwithstanding anything to the contrary in this Agreement, and subject in all respects to this Section 9.10(c), it is acknowledged and agreed that Parent has an obligation hereunder to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letters, and such obligation of Parent, and the right of the Company to specific performance in connection with enforcing such obligation of Parent (whether under this Agreement or the Equity Commitment Letters) and the obligation of Purchaser and Parent to consummate the Closing, will be subject to the requirements that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (ii) the Debt Financing has been funded or will be funded in full at the Closing if the Equity Financing is funded at the Closing; (iii) Purchaser and Parent fail to consummate the Closing on the date required pursuant to Section 2.7; and (iv) the Company has irrevocably confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions that are required of it by this Agreement to cause the Closing to occur, and Purchaser and Parent fail to complete the Closing within two (2) Business Days after delivery of the Company’s irrevocable written confirmation. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Arrangement if the Debt Financing would not be funded in full at the Closing substantially concurrently with the funding of the Equity Financing.

(d) Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, without limiting the Company’s right to obtain specific performance in accordance with Section 9.10(a) through Section 9.10(c), the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Purchaser Related Parties collectively (including the Purchaser Termination Fee and monetary damages for fraud or breach, whether willful, material, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement or any other Transaction Document; (B) in connection with the failure of the transactions contemplated hereby (including the Financing) or under the Transaction Documents to be consummated; or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document, will not exceed under any circumstances an amount equal to (i) the Purchaser Termination Fee, if any, due and owing to the Company pursuant to Section 8.2(c), plus (ii) the amount, if any, of Enforcement Expenses due and owing under Section 8.2(e), plus (iii) the amount, if any, of Reimbursement Obligations due and owing (collectively, the “Maximum Liability Amount”); provided, that in no event shall the aggregate amount of the obligations described in clauses (ii) and (iii) of this Section 9.10(d) exceed $1,500,000, and in no event will the Company, its Affiliates or any of the foregoing’s respective Representatives seek, directly or indirectly, to recover against the Purchaser Related Parties, or compel payment by the Purchaser Related Parties of, any damages or other payments whatsoever in excess of the Maximum Liability Amount.

Section 9.11 Governing Law; Jurisdiction; No Trial by Jury.

(a) This Agreement and all Proceedings arising in whole or part under or in connection herewith shall be interpreted, construed, performed, governed and enforced by and in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein without giving effect to any principle of conflict of law that would require or permit the application of the Law of another jurisdiction.

(b) Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Court or, only if the Court does not accept or have jurisdiction, such other court of competent jurisdiction located in the City of Toronto, in respect of any Proceeding arising out of or relating to this Agreement, the documents referred to in this Agreement, or the transactions contemplated hereby or thereby, and each hereby waives, and agrees not to assert, as a defense, by motion or otherwise, in any such Proceeding that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and each of the parties irrevocably agrees that it is the intention of each such party that all claims with respect to such Proceeding shall be heard and determined in such a court.

(c) Notwithstanding the foregoing, with respect to any Proceeding of any kind (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Debt Financing or the Debt Financing Commitments or the performance of services thereunder, each of the parties hereto hereby (i) submits to the exclusive jurisdiction of the United States District Court for the

Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom (“Applicable Courts”), and agrees that all claims in respect of any such Proceeding be heard and determined only in the Applicable Courts, (ii) agrees that such party shall not bring or permit any of its Affiliates to bring any Proceeding referred to in this Section 9.11(c), or voluntarily support any other Person in bringing any such Proceeding, in any courts other than the Applicable Courts, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any Applicable Court and (iv) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source in any way relating to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any principle of conflict of law that would require or permit the application of Laws of another jurisdiction.

(d) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING COMMITMENTS OR THE PERFORMANCE OF SERVICES THEREUNDER). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11(d).

Section 9.12 Authorship. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 9.13 Non-Recourse. Notwithstanding anything herein to the contrary, each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any other Transaction Document, the Arrangement or the transactions contemplated hereunder or thereby; (b) the negotiation, execution or performance of any Transaction Document (including any representation or warranty made in connection with, or as an inducement to any Transaction Document); (c) any breach or violation of this Agreement or any other Transaction Document; and (d) any failure of the Arrangement (including the Financing) or any other transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of), in this case of this Agreement, the Persons that are expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, the applicable parties thereto, and in accordance with, and subject to the terms and conditions of such Transaction Documents. Notwithstanding anything in this Agreement or any of the other Transaction Documents to the contrary, each party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the other Transaction Documents or in connection with the Arrangement (including the Financing) or any other transactions contemplated hereunder or under any other Transaction Document will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any personal liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Parent or Purchaser, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.3, Section 8.2(g), Section 8.2(h), Section 9.10 and this Section 9.13): (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement; (ii) against each Guarantor under, if, as and when required pursuant to the terms and conditions of the Guarantee; (iii) against the Guarantors and the other Equity Financing Sources for specific performance of their obligation to fund their committed portions of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, the applicable Equity Commitment Letter; or (iv) against the Company, Parent or Purchaser, as applicable, solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Arrangement Agreement to be duly executed by its authorized officer as of the day and year first written above.

MITEL NETWORKS CORPORATION

By:	/s/ Steven E. Spooner
Name: Steven E. Spooner
Title: Chief Financial Officer

MLN ACQUISITIONCO ULC

By:	/s/ Andrew Frey
Name: Andrew Frey
Title: Director

MLN TOPCO LTD.

By:	/s/ Andrew Frey
Name: Andrew Frey
Title: Director

[Signature Page to Arrangement Agreement]

EXHIBIT A

SPECIAL RESOLUTION OF THE COMPANY SHAREHOLDERS

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Mitel Networks Corporation (the “Company”) as more particularly described and set forth in the Company Proxy Statement of the Company accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be or has been amended, modified or supplemented in accordance with the terms of the Arrangement Agreement, (the “Plan of Arrangement”) involving the Company, the full text of which is attached to the Company Proxy Statement, is hereby authorized, approved and adopted.

3.	The Arrangement Agreement by and among MLN TopCo Ltd., MLN AcquisitionCo ULC and the Company dated April 23, 2018 (the “Arrangement Agreement”), as it has been or may be modified, supplemented or amended in accordance with its terms, the actions of the officers and directors of the Company in approving the Arrangement, in executing and delivering the Arrangement Agreement and any modifications, supplements or amendments thereto and causing the performance by the Company of its obligations thereunder are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Company Shareholders and the Company Warrant Holder (each as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Ontario Superior Court of Justice (the “Court”), the directors of the Company are hereby authorized and empowered without further approval of the Company Shareholders and the Company Warrant Holder (i) to amend or terminate the Arrangement Agreement, or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement, at any time prior to the Effective Time, as such term is defined in the Arrangement Agreement.

5.	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the articles of arrangement giving effect to the Arrangement and such other documents as are necessary or desirable to the director appointed under Section 260 of the CBCA in accordance with the Arrangement Agreement.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be

A-1

delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-2

EXHIBIT B

PLAN OF ARRANGEMENT

Under Section 192 of the Canada Business Corporations Act

concerning

MITEL NETWORKS CORPORATION

ARTICLE 1

INTERPRETATION

1.1 Definitions

For the purposes of this Plan of Arrangement, the following have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided that, with respect to Parent and its Subsidiaries (including the Company and its Subsidiaries following the Closing), “Affiliate” shall not include any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Searchlight Capital Partners, L.P.;

“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set out in this Plan of Arrangement subject to any amendments or variations hereto made in accordance with Section 6.1 of this Plan of Arrangement or made at the direction of the Court in accordance with the Final Order with the consent of the Company and Purchaser;

“Arrangement Agreement” means the Arrangement Agreement by and among Mitel Networks Corporation, Purchaser and Parent entered into as of the 23rd day of April, 2018;

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, to be considered at the Company Meeting, substantially in the form and content of Exhibit A of the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Purchaser, acting reasonably;

“Business Day” means any day other than the days on which banks in New York, New York or Ottawa, Ontario are required or authorized to close;

“Cashed-Out RSU” means each Company RSU (i) that has vested in accordance with its terms prior to the Effective Time but has not been settled in accordance with its terms prior to the Effective Time, (ii) that is held by a non-employee member of the Board, or (iii) the vesting of which is accelerated at the Effective Time pursuant to a Contract with the Holder thereof as a result of the consummation of the transactions contemplated by the Arrangement;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means Mitel Networks Corporation, a corporation existing under the CBCA;

“Company Debt” means the Indebtedness identified on the certificate that will be provided to the Company at least three (3) Business Days prior to the Effective Date (for purposes of the definition of “Company Debt”, “Indebtedness” shall have the meaning as used in the Arrangement Agreement);

“Company Meeting” has the meaning set forth in the Arrangement Agreement;

“Company Option” means any option, outstanding as of immediately prior to the Effective Time, exercisable to acquire one or more Shares from the Company;

“Company Proxy Statement” has the meaning set forth in the Arrangement Agreement;

“Company PSU” means any performance share unit outstanding as of immediately prior to the Effective Time that corresponds to one Share (or more or less than one Share);

“Company RSU” means any restricted share unit outstanding as of immediately prior to the Effective Time that corresponds to one Share;

“Company Securityholders” means Holders of Shares, Company Options, Company RSUs and Company Warrants;

“Company Shareholders” means Holders of Shares;

“Company Warrant Holder” means the Holder of Company Warrants.

“Company Warrants” means the 2,478,325.73 warrants issued to the Company Warrant Holder, which upon exercise entitles the Company Warrant Holder to receive, for no consideration, one (1) Share for each Company Warrant;

“Contract” means a binding agreement between the Company or one of its Subsidiaries, on the one hand, and a Holder of Company Options, Company PSUs or Company RSUs, on the other hand;

“Court” means the Ontario Superior Court of Justice (Commercial List) located in the City of Toronto;

“Debt Payoff Loan” has the meaning set forth in Section 3.1(a);

“Debt Repayment Notice” means a notice in writing provided by Purchaser to the Company at least three (3) Business Days prior to the Effective Time specifying (i) the portion of the Company Debt that the Company and/or one or more designated Subsidiaries of the Company shall repay pursuant to Section 3.1(b), and (ii) the manner in which the Company and/or one or more designated Subsidiaries of the Company shall be funded for the repayment;

“Depositary” means Computershare Investor Services Inc. or a bank or trust company selected by Purchaser in its reasonable discretion and reasonably acceptable to the Company, which Depositary will perform the duties described in the Plan of Arrangement pursuant to a depositary or paying agent agreement in form and substance reasonably acceptable to the parties;

“Director” means the Director appointed under Section 260 of the CBCA;

“Dissent Rights” has the meaning set forth in Section 5.1;

“Dissenting Shareholder” means any Company Shareholder as of the record date for the Company Meeting who has properly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as specified in writing by Purchaser on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court;

“Holders” means (a) when used with reference to the Shares, the holders thereof shown from time to time in the register of holders of Shares maintained by or on behalf of the Company and, where the context so provides, includes joint holders of such Shares, (b) when used with reference to the Company Options, means the holders thereof shown from time to time in the register maintained by or on behalf of the Company in respect of Company Options,

(c) when used with reference to the Company PSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company PSUs, (d) when used with reference to the Company RSUs, means the holders thereof shown from time to time in the registers maintained by or on behalf of the Company in respect of the Company RSUs and (d) when used with reference to the Company Warrants, means the holder thereof;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada);

“Letter of Transmittal” means the letter of transmittal for use by the Company Shareholders, in the form accompanying the Company Proxy Statement (which shall be reasonably acceptable to Purchaser), which shall specify that delivery shall be effected, and risk of loss and title to the Share certificates shall pass, only upon proper delivery of the Share certificates (or effective affidavits of loss in lieu thereof) to the Depositary and which shall be in such form and have such other customary provisions as Purchaser and the Company may reasonably specify;

“Option Payment Loan” has the meaning set forth in Section 3.1(a);

“Parent” means MLN TopCo Ltd., a Cayman exempted company;

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture or any other entity or organization, including any government or political subdivision or any agency or instrumentality thereof;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder”, and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and includes any agreement or instrument supplementary or ancillary hereto;

“PSU Payment Loan” has the meaning set forth in Section 3.1(a);

“Purchase Price” has the meaning set forth in Section 3.1(f);

“Purchaser” means MLN AcquisitionCo ULC, a British Columbia unlimited liability company;

“RSU Payment Loan” has the meaning set forth in Section 3.1(a);

“Shares” means the common shares in the capital of the Company;

“Subsidiary”, with respect to any Person, means any other Person of which the first Person owns, directly or indirectly, (a) securities or other ownership interests having voting power to elect a majority of the board of directors or other persons performing similar functions or (b) more than 50% of the equity interests of the second Person; and

“Tax” and “Taxes” have the meanings ascribed thereto in the Arrangement Agreement.

1.2 Headings and References

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within, or following, which any payment is to be made, or act is to be done, shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in United States currency unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Ottawa, Ontario.

1.6 Construction

In this Plan of Arrangement:

(a) unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

(b) the word “including” or “includes” shall mean “including (or includes) without limitation”; and

(c) any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the CBCA, and the laws of the Province of Ontario and other federal laws of Canada applicable therein.

ARTICLE 2

PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Purchaser (or its Affiliates), the Company, or the Company Securityholders, from and after the Effective Time and, other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3

THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Arrangement, the following transactions shall occur and shall be deemed to occur in the order in which they appear without any further act or formality (unless otherwise specified):

(a) At the Effective Time, Purchaser will provide by wire transfer of immediately available funds (i) a loan (the “Debt Payoff Loan”) to the Company in an aggregate amount equal to all amounts required to repay and discharge the Company Debt in accordance with the Debt Repayment Notice, (ii) a loan to the Company equal to the aggregate amount payable under Section 3.1(c) (the “Option Payment Loan”), (iii) a loan to the Company equal to the aggregate amount payable under Section 3.1(d) (the “PSU Payment Loan”) and (iv) a loan to the Company equal to the aggregate amount payable under Section 3.1(e)(i) (the “RSU Payment Loan”). The Debt Payoff Loan, the Option Payment Loan, the PSU Payment Loan and the RSU Payment Loan will be evidenced by demand promissory notes issued by the Company to the lender thereof.

(b) Five (5) minutes following the step contemplated in Section 3.1(a), the Company and/or one or more of its Subsidiaries (as the case may be) will repay in full all amounts required to repay and discharge the portion of the Company Debt as set out in the Debt Repayment Notice.

(c) Five (5) minutes following the step contemplated in Section 3.1(b), each Company Option that has not been exercised prior to the Effective Time will be deemed to be assigned and transferred to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount equal to the product of (i) the excess, if any, of (A) the Purchase Price over (B) the per Share exercise price of such Company Option as of the Effective Time multiplied by (ii) the total number of

Shares subject to such Company Option (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company Option shall immediately be cancelled. For the avoidance of doubt, all Company Options outstanding as of the Effective Time that have a per Share exercise price equal to or exceeding the Purchase Price shall be cancelled by the Company for no consideration.

(d) Contemporaneously with the step contemplated in Section 3.1(c): each Company PSU will be deemed to be assigned and transferred to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in the amount equal to the product of (i) the Purchase Price multiplied by (ii) the total number of Shares subject to such Company PSU, which if not earned prior to the Effective Time shall be calculated in accordance with the following sentence (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company PSU shall immediately be cancelled. With respect to each Company PSU for which the performance period has not been completed and/or performance has not yet been determined prior to the Effective Time, for purposes of this Section 3.1(d), the total number of Shares subject to such Company PSU shall be determined by multiplying (A) the number of Shares subject to such Company PSU at target as set forth in the applicable award agreement, by (B) in the case of a Company PSU granted in 2017, 120.83%, or in the case of a Company PSU granted in 2018, 117.11%.

(e) Contemporaneously with the step contemplated in Section 3.1(c): (i) each Cashed-Out RSU will be deemed to be assigned and transferred to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b) in an amount equal to the product of (A) the Purchase Price and (B) the total number of Shares subject to such Cashed-Out RSU (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Cashed-Out RSU shall immediately be cancelled, and (ii) each Company RSU that is not a Cashed-Out RSU will be deemed to be assigned and transferred to the Company in consideration for the right to receive a cash payment from the Company at the time and in the manner set forth in Section 4.1(b), but subject to the vesting conditions of such Company RSU, in an aggregate amount equal to the product of (x) the Purchase Price and (y) the total number of Shares subject to such Company RSU (and, for greater certainty, the Company shall withhold any required withholding Taxes pursuant to Section 4.5), and each such Company RSU shall immediately be cancelled.

(f) Five (5) minutes following the steps contemplated in Section 3.1(c), Section 3.1(d) and Section 3.1(e), each outstanding Share, other than Shares held by Dissenting Shareholders described in Section 3.1(g) will be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in exchange for cash in the amount of $11.15 per Share (the “Purchase Price”) to be paid in accordance with the second sentence of Section 4.1(a), and Purchaser will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes pursuant to Section 4.5).

(g) Contemporaneously with the step contemplated in Section 3.1(f), the outstanding Shares held by Dissenting Shareholders shall be deemed to be transferred by the Holders thereof to Purchaser without any further authorization, act or formality by such Holders, in consideration for the right to receive an amount determined and payable in accordance with Article 5 hereof, and the names of such Holders will be removed from the register of Holders, and Purchaser will be recorded as the registered Holder so transferred and will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances; such that following the transactions contemplated by Section 3.1(f) and Section 3.1(g), the Purchaser shall be the legal and beneficial owner of 100% of the Shares.

(h) Contemporaneously with the step contemplated in Section 3.1(f), each outstanding Company Warrant that has not been exercised prior to the Effective Time will be transferred by the Holder thereof to Purchaser without any further authorization, act or formality by such Holder, in exchange for cash in the amount equal to the Purchase Price per Company Warrant to be paid in accordance with the second sentence of Section 4.1(a) , and Purchaser will be deemed to be the legal and beneficial owner thereof, free and clear of all liens, charges, claims and encumbrances (and, for greater certainty, the Depositary shall deduct and withhold any amounts required to be deducted or withheld in respect of Taxes pursuant to Section 4.5).

ARTICLE 4

PAYMENT

4.1 Delivery of Cash

(a) At or immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary, for the benefit of each Company Shareholder and the Company Warrant Holder, the cash, in United States dollars, to which each such Company Shareholder and Company Warrant Holder is entitled pursuant to Section 3.1(f) or Section 3.1(h), as applicable, upon the transfer of the Shares or Company Warrants to Purchaser, as applicable. Upon surrender by a Company Shareholder or the Company Warrant Holder to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Shares or Company Warrants, together with a duly completed and executed Letter of Transmittal and any other documents reasonably requested by Purchaser and the Depositary (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement, it being understood that any references herein to “certificates” shall be deemed to include references to book-entry account statements relating to the ownership of Shares), the Holder of such surrendered certificate(s) of Shares or Company Warrants shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Company Shareholder or the Company Warrant Holder, as soon as practicable after the Effective Time, by wire transfer or by a cheque issued by the Depositary (or other form of immediately available funds) representing that amount of cash which such Company Shareholder or the Company Warrant Holder has the right to receive pursuant to Section 3.1(f) or Section 3.1(h), as applicable, less any amounts withheld pursuant to Section 4.5.

(b) The Company shall deliver (or cause one of its Subsidiaries to deliver) to each Holder of Company Options, Company PSUs and Company RSUs, through the Company’s or one of its Subsidiary’s payroll systems (or by such other means as the Company may elect or as otherwise directed by the Purchaser including with respect to the timing and manner of such delivery) that amount which such Holder of Company Options, Company PSUs and/or Company RSUs has the right to receive pursuant to Section 3.1(c), Section 3.1(d) or Section 3.1(e), as applicable, less any amounts withheld pursuant to Section 4.5, which (i) in the case of Company Options, Company PSUs and Cashed-Out RSUs, shall occur as soon as practicable after the Effective Time (but no later than the Company and its Subsidiaries second regular payroll payment after the Effective Time) and (ii) in the case of a Company RSU that is not a Cashed-Out RSU, shall occur within 15 Business Days after the date such Company RSU would have vested, subject to the vesting conditions of such Company RSU, including the Holder’s continued employment with the Company and its Subsidiaries through the applicable vesting date, except as otherwise provided by the terms of such Company RSU (and, for greater certainty, if such vesting conditions are not met, such Holder shall forfeit the right to receive any payment in respect of such Company RSU). Notwithstanding anything herein to the contrary, with respect to any Company Option, Company PSU, or Company RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code, to the extent that payment at the time described in this Section 4.1(b) would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code, such payment shall instead be made at the earliest time permitted under the terms of the applicable Company Benefit Plan and applicable award agreement that will not result in the imposition of such Tax or penalty.

(c) Until surrendered as contemplated by this Section 4.1, each certificate of Shares and Company Warrants shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender a cash payment in the manner contemplated by this Section 4.1, less any amounts withheld pursuant to Section4.5.

(d) In the event of the surrender of a certificate of Shares or Company Warrants that is not registered in the transfer records of the Company under the name of the Person surrendering such certificate, the amount of cash to which the registered Holder is entitled pursuant to Section 3.1 shall be paid to such a transferee if such certificate is presented to the Depositary and such certificate is duly endorsed or is accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes or any other Taxes required by reason of such payments being made in a name other than the registered Holder have been paid.

(e) Any portion of the amount deposited with the Depositary (including any interest and other income resulting from any investment of the Depositary with respect to such amount) that remains unclaimed by the Holders and other eligible Persons in accordance with this Article 4 following 180 days after the Effective Time shall be delivered to the Company, and any Holder who has not previously complied with this Article 4 shall thereafter look only to the Company for, and, subject to Section 4.4, the Company shall remain liable for, payment of such Holder’s claim for payment under this Section 4.1.

4.2 Distributions with respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1. At the time of such surrender of any such certificate, there shall be paid to the Holder of the certificates representing Shares, without interest, the amount of cash to which such Holder is entitled pursuant to Section 3.1.

4.3 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares or Company Warrants that were transferred or cancelled pursuant to Section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) for the cash amount, deliverable in accordance with such Holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash is to be delivered shall, as a condition precedent to the payment thereof, give a bond satisfactory to Purchaser and the Company and their respective transfer agents in such sum as Purchaser and the Company may direct or otherwise indemnify Purchaser and the Company in a manner satisfactory to Purchaser and the Company against any claim that may be made against Purchaser or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Shares or Company Warrants that were transferred or cancelled pursuant to Section 3.1, and not deposited, with all other instruments required by Section 4.1, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a Holder of Shares or Company Warrants or for the receipt of cash. On such date, the cash to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Purchaser. None of Purchaser or the Company shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.5 Withholding Rights

Notwithstanding anything to the contrary contained herein, each of Purchaser, the Company, the Depositary and any other Person that has any withholding obligation with respect to any amount payable hereunder shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder such amounts as are required to be deducted and withheld with respect to such payment under the ITA, the Code or any provision of any federal, provincial, territorial, state, local or other Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Authority.

4.6 No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any and all liens, charges, claims, encumbrances or other claims of third parties of any kind.

4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Securities, including Shares, Company Options, Company RSUs, Company PSUs and the Company Warrant, issued or outstanding prior to the Effective Time; and (b) the rights and obligations of the holders (registered or beneficial) Company Securities, including Shares, Company Options, Company RSUs, Company PSUs and the Company Warrant, the Purchaser and its affiliates, the Depositary and any transfer agent or other depositary therefor in relation to this Plan of Arrangement shall be solely as provided for in this Plan of Arrangement.

ARTICLE 5

RIGHTS OF DISSENT

5.1 Rights of Dissent

Holders of Shares as of the record date for the Company Meeting may exercise rights of dissent with respect to such Shares pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Article 5 (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. on the second (2nd) Business Day preceding the Company Meeting. Holders of Shares who duly exercise Dissent Rights and who:

(a) are ultimately determined to be entitled to be paid fair value for their Shares shall: (i) be deemed to have transferred such Shares to Purchaser as of the time stipulated in Section 3.1(g); (ii) in respect of such Shares be treated as not having participated in the transactions in Article 3 (other than Section 3.1(g)); (iii) be entitled to be paid, subject to Section 4.5, the fair value of such Shares by the Purchaser, which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted at the Company Meeting; and (iv) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Holders not exercised their Dissent Rights; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis and at the same time as non-Dissenting Shareholders;

but in no case shall the Company, Purchaser, the Depositary or any other Person be required to recognize such holders as holders of Shares after the time stipulated in Section 3.1(g), and the name of such holders of Shares shall be deleted from the register of holders of Shares at the time stipulated in Section 3.1(g) and Purchaser shall be considered the holder of 100% of the Shares immediately following the completion of the transactions contemplated by Section 3.1. For the avoidance of doubt, in no circumstances shall the Purchaser, the Company, the Depositary or any other Person be required to recognize a Person exercising Dissent Rights: (A) unless, as of the deadline for exercising Dissent Rights (as set forth in Section 5.1), such Person is the registered holder of those Shares in respect of which such Dissent Rights are sought to be exercised, (B) if such Person has voted or instructed a proxy holder to vote such Shares in favor of the Arrangement Resolution, or (C) unless such Person has strictly complied with the procedures for exercising Dissent Rights and does not withdraw such dissent prior to the Effective Time. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: holders of Company Options, Company RSUs, Company PSUs or the Company Warrant (in their capacity as holders of Company Options, Company RSUs, Company PSUs or the Company Warrant, as applicable).

ARTICLE 6

AMENDMENTS

6.1 Amendments

(a) The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court and (iv) communicated to Company Shareholders and the Company Warrant Holder if and as required by the Court.

(b) Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Company Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company and Purchaser and (ii) if required by the Court, it is consented to by the Company Shareholders and the Company Warrant Holder voting in the manner directed by the Court. Any amendment, modification or supplement to this Plan of Arrangement may be made following the Company Meeting without filing such amendment, modification or supplement with the Court or seeking Court approval, provided that (A) it concerns a matter which, in the reasonable opinion of the Purchaser and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interest of any holder of Shares, Company Options, Company RSUs, Company PSUs or the Company Warrant or (ii) is an amendment contemplated in Section 6.1(d).

(d) Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Holder.

ARTICLE 7

FURTHER ASSURANCES

7.1 Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.